UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment 2 to
FORM S‑1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Registration No. 333-223075

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
IN RESPECT OF

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT
(Exact name of registrant as specified in its charter)

New Jersey
(State or other jurisdiction of incorporation or organization)

6311
(Primary Standard Industrial Classification Code Number)

22-1211670
(I.R.S. Employer Identification Number)

c/o The Prudential Insurance Company of America
751 Broad Street, Newark, New Jersey 07102‑3777, (800) 778-2255
(Address, including zip code, and telephone number, including area code, or registrant's principal executive offices)

Jordan K. Thomsen, Vice President and Corporate Counsel
The Prudential Insurance Company of America
751 Broad Street, Newark, New Jersey 07102‑3777, (800) 778-2255
(Name, address, including zip code, and telephone number, including area code, of agent for service)

May 1, 2020
(Approximate date of commencement of proposed sale to the public)
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [X] (Do not check if a smaller reporting company)	Smaller reporting company [ ]
Emerging growth company [ ]
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS
May 1, 2020
THE PRUDENTIAL
VARIABLE CONTRACT
REAL PROPERTY ACCOUNT
There are two other types of prospectuses. The first type describes either a variable annuity contract or a variable life insurance contract (collectively, the "Contract") issued by The Prudential Insurance Company of America ("Prudential," "us," "we," or "our"). The second prospectus type describes several investment options available under that variable contract through one or more funds (the "Funds"). The Funds are registered under the Investment Company Act of 1940. The Funds are separate investment portfolios that are mutual funds, each with a different investment policy and objective.
This prospectus is being provided for informational or educational purposes only and does not take into account the investment objectives or financial situation of any client or prospective clients. The information is not intended as investment advice and is not a recommendation about managing or investing finances in variable insurance contract. Clients seeking information regarding their particular investment needs should contact a financial professional.
This prospectus describes The Prudential Variable Contract Real Property Account (the "Real Property Account"), an additional available investment option. Although it is not a mutual fund, in many ways it is like a mutual fund. Instead of holding a diversified portfolio of securities, such as stocks or bonds, it consists mainly of a portfolio of commercial and residential real properties.
Prudential determines the price of a "share" or, as we call it, a "participating interest" in this portfolio of properties, just as it does for the other investment options. It is based upon our best estimate of the fair market value of the properties and other assets held in this portfolio. The portion of your "Contract Fund" (the total amount invested under the Contract) that you allocate to this investment option will change daily in value, up or down, as our estimate of the fair market value of these real properties and other assets change.
The risks of investing in real property are different from the risks of investing in mutual funds. See RISK FACTORS. Also, your ability to withdraw or transfer your investment in this option is not as freely available as it is for the other investment options. See RESTRICTIONS ON WITHDRAWALS.
Please read this prospectus and keep it for future reference.
In compliance with US law, Prudential delivers this prospectus to contract owners that currently reside outside of the United States.
Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The Prudential Insurance Company of America
751 Broad Street
Newark, New Jersey 07102‑3777
Telephone: (800) 778-2255

PRPA‑3 Ed 5‑2020

PER SHARE INVESTMENT INCOME, CAPITAL CHANGES AND
SELECTED RATIOS
(FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD)
The following information on per share investment income, capital changes and selected ratios has been provided for your information. This page should be read in conjunction with the financial statements and notes thereto of The Prudential Variable Contract Real Property Partnership.

	01/01/2019	01/01/2018	01/01/2017	01/01/2016	01/01/2015
	To	To	To	To	To
	12/31/2019	12/31/2018	12/31/2017	12/31/2016	12/31/2015

Revenue from real estate and improvements	$5.53	$5.32	$5.08	$5.02	$4.94
Equity in income of real estate partnership	$0.00	$0.00	$0.00*	$0.00*	$0.00*
Interest on short-term investments	$0.08	$0.08	$0.07	$0.02	$0.00*

TOTAL INVESTMENT INCOME	$5.61	$5.40	$5.15	$5.04	$4.94

Investment Management fee	$0.82	$0.82	$0.75	$0.71	$0.62
Real Estate Taxes	$0.71	$0.71	$0.62	$0.49	$0.63
Administrative expense	$0.95	$0.85	$0.71	$0.70	$0.69
Operation expense	$0.72	$0.45	$0.62	$0.64	$0.76
Interest expense	$0.90	$0.92	$0.80	$0.77	$0.77
Minority interest in consolidated partnership	$0.10	$0.09	$0.14	$0.15	$0.14

TOTAL INVESTMENT EXPENSES	$4.20	$3.84	$3.64	$3.46	$3.61

NET INVESTMENT INCOME	$1.41	$1.56	$1.51	$1.58	$1.33

Net realized gain (loss) on real estate investments sold or converted	$0.00	$0.00	-$0.30	-$0.06	$0.03

Change in unrealized gain (loss) on real estate investments	-$0.01	$0.36	$1.38	$0.72	$2.78
Minority interest in unrealized gain (loss) on investments	-$0.21	$0.02	-$0.26	$0.00	-$0.43

Net unrealized gain (loss) on real estate investments	-$0.22	$0.38	$1.12	$0.72	$2.35

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS	-$0.22	$0.38	$0.82	$0.66	$2.38

Net change in share value	$1.40	$1.94	$2.33	$2.25	$3.71

Share value at beginning of period	$50.59	$48.69	$46.42	$44.17	$40.48
Share value at end of period	$51.99	$50.59	$48.69	$46.42	$44.17

Ratio of expenses to average net assets (1)	6.23%	5.59%	5.56%	5.57%	6.36%
Ratio of portfolio level expenses to average net assets	0.26%	0.24%	0.27%	0.33%	0.26%

Ratio of net investment income to average net assets	2.94%	3.24%	3.39%	3.83%	3.50%
Ratio to net investment income after management fees to average net assets	2.74%	3.07%	3.11%	3.54%	3.19%

Number of shares outstanding at end of period (000’s)	4,328	4,328	4,427	4,530	4,530
All per share calculations are based on weighted average shares outstanding.
(1) Interest Expense is not included
*Per Share amount less than $0.01 (rounded)

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SUMMARY
This Summary provides a brief overview of the more significant aspects of the Real Property Account. We provide further detail in the subsequent sections of this prospectus.
The Real Property Account is a separate account of Prudential created pursuant to New Jersey insurance law. Under that law, the assets of the Real Property Account are not chargeable with liabilities arising out of any other business of Prudential. Owners of certain variable life insurance and variable annuity contracts issued by Prudential may allocate a portion of their net premiums or purchase payments, or transfer a portion of their Contract Fund, to the Real Property Account. Values and benefits under the Contracts will thereafter reflect the investment experience of the Real Property Account. Contract owners, not Prudential, bear the risks and rewards of the investment performance of the Real Property Account to the extent of the Contract owner's Contract Fund invested in the Real Property Account. This prospectus is attached to and should be read in conjunction with the prospectus for the Contract you selected.
Investment of the Real Property Account Assets
The Real Property Account assets are invested primarily in income‑producing real estate through The Prudential Variable Contract Real Property Partnership (the "Partnership"), which is a general partnership that was established by Prudential and two of its wholly-owned subsidiaries, Pruco Life Insurance Company ("Pruco Life") and Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”). See The Prudential Variable Contract Real Property Partnership. Currently PGIM, Inc. (“PGIM”) serves as the investment manager of the Partnership. See The Investment Manager. The Partnership invests at least 65% of its assets in direct ownership interests in:

1.	income‑producing real estate;

2.	participating mortgage loans (mortgages providing for participation in the revenues generated by, or the appreciation of, the underlying property, or both) originated for the Partnership; and

3.	real property sale‑leasebacks negotiated on behalf of the Partnership.
The large majority of these real estate investments will be in direct ownership interests in income producing real estate, such as office buildings, shopping centers, apartments, industrial properties or hotels. The Partnership may also invest up to 5% of its assets in direct ownership interests in agricultural land. Approximately 10% of the Partnership's assets will be held in cash or invested in liquid instruments and securities. The remainder of the Partnership's assets may be invested in other types of real estate related investments, including non‑participating mortgage loans and real estate investment trusts.
Investment Objectives
The investment objectives of the Partnership are to:

1.	preserve and protect the Partnership's capital;

2.	compound income by reinvesting investment cash flow; and

3.	over time, increase the income amount through appreciation in the value of permitted investments and, to a lesser extent, through mortgage loans and sale-leaseback transactions.
There is no assurance that the Partnership's objectives will be attained. See INVESTMENT POLICIES.
Risk Factors
Investment in the Real Property Account, and thereby, participation in the investment experience of the Partnership, involves significant risks. See RISK FACTORS. These include the risk of fluctuating real estate values and the risk that the appraised or estimated values of the Partnership's real property investments will not be realized upon their disposition. Many of the Partnership's real estate investments will not be quickly convertible into cash. Therefore, the Real Property Account should be viewed as a long‑term investment. See RESTRICTIONS ON WITHDRAWALS. Prudential and the investment manager have taken steps that are designed to ensure that the Real Property Account and Partnership will be sufficiently liquid to satisfy all withdrawal or loan requests promptly (within seven days), see Liquidity of Investments.
The management of the Partnership is subject to certain conflicts of interest, including the possible acquisition of properties from Prudential affiliates. See CONFLICTS OF INTEREST.
Summary of Charges
The Partnership pays a daily investment management fee, which amounts to 1.25% per year of the average daily gross assets of the Partnership. The Partnership also compensates the investment manager for providing certain accounting and administrative services. See CHARGES. The portion of your Contract Fund allocated to the Real Property Account is subject to the same Contract charges as the portion of your Contract Fund allocated to the Funds. The Funds are the underlying funding vehicle for the other variable investment options available to Contract owners. You should read the Contract prospectus for a description of those charges.
Availability to Prudential Contracts
The Real Property Account is currently available to purchasers of Prudential's Variable Investment Plan® Contracts, Prudential's Discovery® Plus Contracts, Prudential's Variable Appreciable Life® Insurance Contracts, and Prudential's Custom VALSM Life Insurance Contracts. It is not available on Contracts that are purchased in connection with IRAs, tax deferred annuities subject to Section 403(b) of the Internal Revenue Code (the "Code"), and other tax‑qualified plans that are subject to the Employee Retirement Income Security Act of 1974 ("ERISA") or to the prohibited transaction excise tax provisions of the Code. See THE REAL PROPERTY ACCOUNT'S UNAVAILABILITY TO CERTAIN CONTRACTS. For example, a Variable Appreciable Life Contract owner who elects to invest part of his or her net premiums in The Prudential Variable Appreciable Account, a separate account of Prudential registered as a unit investment trust under the Investment Company Act of 1940, and part in the Real Property Account, will be subject to the same: (1) monthly sales

2 - Real Property

charges; (2) risk charges; (3) administrative charges; (4) insurance charges; and (5) contingent deferred sales charges without regard to what portion is invested in The Prudential Variable Appreciable Account and what portion is invested in the Real Property Account. The Real Property Account has established different subaccounts, relating to the different types of variable Contracts that may participate in the Real Property Account. These subaccounts provide the mechanism and maintain the records whereby these different Contract charges are made.
This prospectus may only be offered in jurisdictions in which the offering is lawful. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus.
GENERAL INFORMATION ABOUT THE PRUDENTIAL INSURANCE COMPANY OF
AMERICA, THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY
ACCOUNT, THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY
PARTNERSHIP, AND THE INVESTMENT MANAGER
The Prudential Insurance Company of America
Prudential, a stock life insurance company, has been doing business since October 13, 1875. Prudential is licensed to sell life insurance and annuities in the District of Columbia, Guam, U.S. Virgin Islands, and in all states. These Contracts are not offered in any state in which the necessary approvals have not yet been obtained.
Prudential is a wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey insurance holding company. Prudential Financial exercises significant influence over the operations and capital structure of Prudential. However, neither Prudential Financial nor any other related company has any legal responsibility to pay amounts that Prudential may owe under the Contract.
The Prudential Variable Contract Real Property Account
The Real Property Account was established on November 20, 1986 under New Jersey law as a separate investment account. The Real Property Account meets the definition of a "separate account" under the federal securities laws. The Real Property Account holds assets that are separated from all of Prudential’s other assets. The Real Property Account is used only to support the variable benefits payable under the Contracts that are funded by the real estate investment option.
The Contract obligations to Contract owners and beneficiaries are general corporate obligations of Prudential. Prudential is also the legal owner of the Real Property Account assets. Prudential will maintain assets in the Real Property Account with a total market value at least equal to the amounts credited under the real estate option to all the Contracts participating in the Real Property Account. These assets may not be charged with liabilities, which arise from any other business that Prudential conducts. In addition to these assets, the Real Property Account's assets may include funds contributed by Prudential, and reflect any accumulations of the charges Prudential makes against the Real Property Account. See VALUATION OF CONTRACT OWNER’S PARTICIPATING INTERESTS.
Prudential will bear the risks and rewards of the Real Property Account's investment experience to the extent of its investment in the Real Property Account. Prudential may withdraw or redeem its investment in the Real Property Account at any time. We will not make any such redemption if it will have a materially adverse impact on the Real Property Account. Accumulations of charges will be withdrawn on a regular basis.
Unlike the other separate accounts funding the Contracts, the Real Property Account is not registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 as an investment company. For state law purposes, the Real Property Account is treated as a part or division of Prudential. Contract owners have no voting rights with respect to the Real Property Account. The Real Property Account is under the control and management of Prudential. The Board of Directors and officers of Prudential are responsible for the management of the Real Property Account. No salaries of Prudential personnel are paid by the Real Property Account.
The Prudential Variable Contract Real Property Partnership
The assets of the Real Property Account are invested in the Partnership. The Partnership, a general partnership organized under New Jersey law on April 29, 1988, was formed through an agreement among Prudential, Pruco Life, and Pruco Life of New Jersey (collectively, the "Partners"), to provide a means for assets allocated to the real estate investment option under certain variable life insurance and variable annuity contracts issued by the respective companies to be invested in a commingled pool. This was done to provide greater diversification of investments and lower transaction costs than would be possible if the assets were separately invested by each company. All amounts allocated to the Real Property Account are contributed by Prudential to the Partnership. Prudential's general partnership interest in the Partnership is held in the Real Property Account.
The initial contributions to the Partnership were made on April 29, 1988. Prudential contributed $100,000 in cash to the Partnership; Pruco Life of New Jersey contributed $100,000 in cash to the Partnership; and Pruco Life contributed the real estate and other assets held in its real estate separate account, which had been actively investing in real estate for more than a year. Those assets had an estimated market value of $91,538,737 on that date. Each Partner is entitled to its respective proportionate share of all income, gains, and losses of the Partnership.
The Partnership assets are valued on each business day. The value of each Partner's interest will fluctuate with the investment performance of the Partnership. In addition, the Partners’ interests are proportionately readjusted, at the current value, on each day when a Partner makes a contribution to, or withdrawal from, the Partnership. When you choose to allocate a portion of your net premiums or purchase payments, or transfer a portion of your Contract Fund, to the Real Property Account, Prudential will contribute that amount to the Partnership as a capital contribution. It will correspondingly increase the Real Property Account's interest in the Partnership. Values and benefits under the Contract will thereafter vary with the performance of the Partnership's investments. For

3 - Real Property

more information on how the value of your interest in the Real Property Account and the value of the Partnership's investments are calculated, see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS.
Contract owners have no voting rights with respect to the Partnership operations.
The Investment Manager
Currently, PGIM acts as investment manager of the Partnership. PGIM invests in and manages real estate equities and mortgages for the general account and separate accounts of Prudential Financial affiliates, and other third party accounts.
PGIM, on behalf of the general account, and separate accounts of Prudential Financial affiliates, and other third party accounts, is one of the largest real estate investors in North America. PGIM and Prudential Financial affiliates participate in real estate ventures through public and private partnerships. As of December 31, 2019, PGIM managed $120 billion of net domestic real estate mortgages and equities of which $66.0 billion is in Prudential’s general account and $54.0 billion is in separate accounts and other third party accounts. Statement value for general account assets is recorded at depreciated cost. Statement value for assets in separate accounts and other third party accounts is recorded at market value. For a discussion of how the Partnership's real estate‑related investments are valued, see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS .
PGIM has organized its real estate activities into separate business units. PGIM Real Estate is the unit responsible for the investments of the Real Property Partnership. PGIM Real Estate's investment staff is responsible for both general account and third party account real estate investment management activities.
PGIM Real Estate provides global investment management services to institutional investors worldwide. PGIM Real Estate is headquartered in Madison, New Jersey and has 6 field offices across the United States. As of December 31, 2019, PGIM Real Estate had under management, within the US, approximately 33.62 million rentable square feet of office real estate, 43.43 million rentable square feet of industrial real estate, 27.61 million net rentable square feet of retail real estate, 121 hotel rooms, 59,981 multifamily residential units, 130,405 units of self-storage real estate, 4,724 units of senior housing real estate and 3,793 sites of manufactured housing.
PGIM has entered into an administrative services agreement with Prudential, Pruco Life, and Pruco Life of New Jersey under which it pays the companies a fee for performing certain of PGIM’s record keeping and other obligations under its investment management agreement with the Partnership.
INVESTMENT POLICIES
Overview
The Partnership has an investment policy of investing at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans. The largest portion of these real estate investments are direct ownership interests in income-producing real estate, such as office buildings, shopping centers, hotels, apartments, or industrial properties. Approximately 10% of the Partnership’s assets are generally held in cash or invested in liquid instruments and securities although the Partners reserve discretion to increase this amount to meet partnership liquidity requirements. The remainder of the Partnership’s assets are invested in other types of real estate-related investments, including real estate investment trusts.
Investment in Direct Ownership Interests in Real Estate
Acquisition. The Partnership's principal investment policy involves acquiring direct ownership interests in existing (including newly constructed) income‑producing real estate, including office buildings, shopping centers, apartment buildings, industrial properties, and hotels. The Partnership may also invest up to 5% of its assets in direct ownership interests in agricultural land. Property acquisitions will generally be carried out by the real estate acquisition offices in PGIM Real Estate's network of field offices located in Parsippany, New Jersey, Atlanta, Georgia, Chicago, Illinois and San Francisco, California. A field office or an affiliate of Prudential Financial supervises the management of properties in all of PGIM’s accounts.
Proposals to acquire properties for the Partnership are usually originated by a field office. They are reviewed and approved by the Investment Management Committee of PGIM Real Estate. Depending upon the size of the acquisition and other factors, a proposed real estate investment may also be submitted for review to the Investment Committee of the Board of Directors of Prudential.
Although percentage limitations on the type and location of properties that may be acquired by the Partnership have not been established, the Partnership plans to diversify its investments through the type of property acquired and its geographic location. The Partnership's investments will be maintained to meet the Code diversification requirements. See General Investment and Operating Policies.
In order for the Partnership to meet its stated objectives, it will have to acquire properties that generate more cash than needed to pay its gross operating expenses. To do this, a substantial portion of the Partnership's assets will be invested in properties with operating histories that include established rent and expense schedules. However, the Partnership may also acquire recently constructed properties that may be subject to agreements with sellers providing for certain minimum levels of income. Upon the expiration of or default under these agreements, there is no assurance that the Partnership will maintain the level of operating income necessary to produce the return it was previously experiencing. The Partnership may purchase real property from Prudential Financial or its affiliates under certain conditions. See CONFLICTS OF INTEREST.
The property acquired by the Partnership is usually real estate, which is ready for use. Accordingly, the Partnership is not usually subject to the development or construction risks inherent in the purchase of unimproved real estate. From time to time, however, the Partnership may invest in a developmental real estate project that is consistent with the Partnership's objectives. The Partnership will then be subject to those risks.

4 - Real Property

The Partnership will often own the entire fee interest in an acquired property, but it may also hold other direct ownership interests. These include, but are not limited to, partnership interests, limited liability company interests, leaseholds, and tenancies in common.
Property Management and Leasing Services. The Partnership usually retains a management company operating in the area of a property to perform local property management services. A field office or other affiliate of Prudential Financial will usually: (1) supervise and monitor the performance of the local management company; (2) determine and establish the required accounting information to be supplied; (3) periodically inspect the property; (4) review and approve property operating budgets; and (5) review actual operations to ensure compliance with budgets. In addition to day‑to‑day management of the property, the local management company will have responsibility for: (1) supervision of any on‑site personnel; (2) negotiation of maintenance and service contracts; (3) major repair advice; (4) replacements and capital improvements; (5) the review of market conditions to recommend rent schedule changes; and (6) creation of marketing and advertising programs to obtain and maintain good occupancy rates by responsible tenants. The local management company fees will reduce the cash flow from the property to the Partnership.
The Partnership usually retains a leasing company to perform leasing services on any property with actual or projected vacancies. The leasing company will coordinate with the property management company to provide marketing and leasing services for the property. When the property management company is qualified to handle leasing, it may also be hired to provide leasing services. Leasing commissions and expenses will reduce the cash flow from the property to the Partnership.
PGIM Real Estate may, on behalf of the Partnership, hire a Prudential Financial affiliate to perform property management or leasing services. The affiliate's services must be provided on terms competitive with unaffiliated entities performing similar services in the same geographic area. See CONFLICTS OF INTEREST.
Annually, the field office which oversees the management of each property owned by the Partnership will, together with the local property management firm, develop a business plan and budget for each property. It will consider, among other things, the projected rollover of individual leases, necessary capital expenditures and any expansion or modification of the use of the property. The approval of an officer of PGIM Real Estate is required. The field office will also periodically report the operating performance of the property to PGIM Real Estate.
Investments in Mortgage Loans
Types of Mortgage Loans
The Partnership is authorized to invest in mortgage loans, including conventional mortgage loans that may pay fixed or variable rates of interest and mortgage loans that have a Participation (as defined below). The Partnership will not make mortgage loans to Prudential Financial affiliates.
The Partnership intends to give mortgage loans on: (1) commercial properties (such as office buildings, shopping centers, hotels, industrial properties, and office showrooms); (2) agricultural properties; and (3) residential properties (such as garden apartment complexes and high‑rise apartment buildings). These loans are usually secured by properties with income‑producing potential based on historical or projected data. Usually, they are not personal obligations of the borrower and are not insured or guaranteed.
1. First Mortgage Loans. The Partnership will primarily make first mortgage loans secured by mortgages on existing income‑producing property. These loans may provide for interest‑only payments and a balloon payment at maturity.
2. Wraparound Mortgage Loans. The Partnership also may make wraparound mortgage loans on income‑producing properties which are already mortgaged to unaffiliated entities. A wraparound mortgage loan is a mortgage with a principal amount equal to the outstanding balance of the prior existing mortgage plus the amount to be advanced by the lender under the wraparound mortgage loan, thereby providing the property owner with additional funds without disturbing the existing loan. The terms of wraparound mortgage loans made by the Partnership require the borrower to make all principal and interest payments on the underlying loan to the Partnership, which will then pay the holder of the prior loan. Because the existing first mortgage loan is preserved, the lien of the wraparound mortgage loan is junior to it. The Partnership will make wraparound mortgage loans only in states where local applicable foreclosure laws permit a lender, in the event of the borrower's default, to obtain possession of the property, which secures the loan.
3. Junior Mortgage Loans. The Partnership may also invest in other junior mortgage loans. Junior mortgage loans will be secured by mortgages, which are subordinate to one or more prior liens on the real property. They will generally, but not in all cases, provide for repayment in full prior to the end of the amortization period of the senior mortgages. Recourse on such loans will include the real property encumbered by the Partnership's mortgage and may also include other collateral or personal guarantees by the borrower.
The Partnership will generally make junior or wraparound mortgage loans only if the senior mortgage, when combined with the amount of the Partnership's mortgage loan, would not exceed the maximum amount which the Partnership would be willing to commit to a first mortgage loan and only under such circumstances and on such property as to which the Partnership would otherwise make a first mortgage loan.
4. Participations. The Partnership may make mortgage loans, which, in addition to charging a base rate of interest, will include provisions permitting the Partnership to participate (a "Participation") in the economic benefits of the underlying property. The Partnership would receive a percentage of: (1) the gross or net revenues from the property operations; and/or (2) the increase in the property value realized by the borrower, such as through sale or refinancing of the property. These arrangements may also grant the Partnership an option to acquire the property or an undivided interest in the property securing the loan. When the Partnership negotiates the right to receive additional interest in the form of a percentage of the gross revenues or otherwise, the fixed cash return to the Partnership from that investment will generally be less than would otherwise be the case. It is expected that the Partnership will be entitled to a percentage of the Participations when the gross or net revenues from the property operations exceed a certain base amount. This base amount may be adjusted if real estate taxes or similar charges are increased. The form and extent of the additional interest that the Partnership receives will vary with each transaction depending on: (1) the equity investment of the owner or developer of the property;

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(2) other financing or credit obtained by the owner or developer; (3) the fixed base interest rate on the mortgage loan by the Partnership; (4) any other security arrangement; (5) the cash flow and pro forma cash flow from the property; and (6) market conditions.
The Partnership intends to use this additional interest as a hedge against inflation. It assumes that as prices increase in the economy, the rental prices on properties, such as shopping centers or office buildings, will increase and there should be a corresponding increase in the property value. There is no assurance that additional interest or increased property values will be received. In that event, the Partnership will be entitled to receive only the fixed portion of its return.
Standards for Mortgage Loan Investments
In making mortgage loans, the investment manager will consider relevant real property and financial factors, including: (1) the location, condition, and use of the underlying property; (2) its operating history; (3) its future income‑producing capacity; and (4) the quality, experience, and creditworthiness of the unaffiliated borrower.
Before the Partnership makes a mortgage loan, the investment manager analyzes the fair market value of the underlying real estate. In general, the amount of each mortgage loan made by the Partnership will not exceed, when added to the amount of any existing indebtedness, 80% of the estimated or appraised value of the property mortgaged.
Dealing with Outstanding Loans
The Partnership may sell its mortgage loans prior to maturity if it is deemed advisable by the investment manager and consistent with the Partnership's investment objectives. The investment manager may also: (1) extend the maturity of any mortgage loan made by the Partnership; (2) consent to a sale of the property subject to a mortgage loan or finance the purchase of a property by making a new mortgage loan in connection with the sale of a property (either with or without requiring the repayment of the mortgage loan); (3) renegotiate the terms of a mortgage loan; and (4) otherwise deal with the mortgage loans of the Partnership.
Investments in Sale-Leasebacks
A portion of the Partnership's investments may consist of real property sale‑leaseback transactions ("Leasebacks"). In this type of transaction, the Partnership will purchase land and income‑producing improvements on the land and simultaneously lease the land and improvements, generally to the seller, under a long‑term lease. Leasebacks may be for very long periods and may provide for increasing payments from the lessee.
Under the terms of the Leaseback, the tenant will operate, or provide for the operation of, the property and generally be responsible for the payment of all costs, including: (1) taxes; (2) mortgage debt service; (3) maintenance and repair of the improvements; and (4) insurance. In some cases, the Partnership may also grant the lessee an option to acquire the land and improvements from the Partnership after a period of years. The option exercise price would be based on the fair market value of the property, as encumbered by the lease, the increase in the gross revenues from the property or other objective criteria reflecting the increased value of the property.
In some Leasebacks, the Partnership may only purchase the land under an income‑producing building and lease the land to the building owner. In such cases, the Partnership may seek, in addition to base rents in its Leasebacks, Participations in the gross revenues from the building in a form such as a percentage of the gross revenues of the lessee above a base amount (which may be adjusted if real property taxes increase or for other events). The Partnership may invest in Leasebacks which are subordinate to other interests in the land, buildings, and improvements, such as a first mortgage, other mortgage, or lien. In those situations, the Partnership's Leaseback interest will be subject to greater risks.
The Partnership will only acquire a property for a Leaseback if the purchase price is equal to not more than 100% of the estimated or appraised property value. The Partnership may dispose of its Leasebacks when deemed advisable by the investment manager and consistent with the Partnership's investment objectives.
General Investment and Operating Policies
The Partnership does not intend to invest in any direct ownership interests in properties, mortgage loans or Leasebacks in order to make short‑term profits from their sale, although in exceptional cases, the investment manager may decide to do so in the best interests of the Partnership. The Partnership may dispose of its investments whenever necessary to meet its cash requirements or when it is deemed to be desirable by the investment manager because of market conditions or otherwise. The Partnership will reinvest any proceeds from the disposition of assets (and any cash flow from operations) which are not necessary for the Partnership's operations and which are not withdrawn by the Partners in order to make distributions to investors pursuant to the variable contracts issued by the Partners, or to Prudential to return its equity interests pursuant to this prospectus. The proceeds will be reinvested in investments consistent with the Partnership's investment objectives and policies.
In making investments in properties, mortgage loans, Leasebacks or other real estate investments, the Partnership will rely on the investment manager's analysis of the investment and will not receive an independent appraisal prior to acquisition. The Partnership expects, however, that all the properties it owns, and most mortgage loans it holds, will be appraised or valued annually by an independent appraiser who is a member of a nationally recognized society of appraisers. Each appraisal will be maintained in the Partnership records for at least five years. It should be noted that appraised values are opinions and, as such, may not represent the true worth or realizable value of the property being appraised.
The Partnership usually purchases properties on an unleveraged basis. The properties acquired will typically be free and clear of mortgage debt immediately after their acquisition. The Partnership may, however, acquire properties subject to existing mortgage loans. In addition, the Partnership may mortgage or acquire properties partly with the proceeds of purchase money mortgage loans, up to 80% of the property value. Although this is not usually done, the Partnership may do so if the investment manager decides that it is consistent with its investment objectives. When the Partnership mortgages its properties, it bears the expense of mortgage payments. See BORROWING BY THE PARTNERSHIP.

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The Partnership may also invest a portion of its assets in non-participating mortgage loans, real estate limited partnerships, limited liability companies, real estate investment trusts, and other vehicles whose underlying investment is in real estate.
The Partnership's investments will be maintained in order to meet the diversification requirements set forth in regulations under the Code relating to the investments of variable life insurance and variable annuity separate accounts. In order to meet the diversification requirements under the regulations, the Partnership will meet the following test: (1) no more than 55% of the assets will be invested in any one investment; (2) no more than 70% of the assets will be invested in any two investments; (3) no more than 80% of the assets will be invested in any three investments; and (4) no more than 90% of the assets will be invested in any four investments. All interests in the same real property project are treated as a single investment. The Partnership must meet the above test within 30 days of the end of each calendar quarter. To comply with the diversification requirements of the State of Arizona, the Partnership will limit additional investments in any one parcel or related parcels to an amount not exceeding 10% of Partnership's gross assets, as of the prior fiscal year end.
In managing the assets of the Partnership, the investment manager will use its discretion in determining whether to foreclose on defaulting borrowers or to evict defaulting tenants. The investment manager will decide which course of action is in the best interests of the Partnership in maintaining the value of the investment.
Property management services are usually required for the Partnership's investments in properties which are owned and operated by the Partnership, but usually will not be needed for mortgage loans owned by the Partnership, except for mortgage servicing. It is possible, however, that these services will be necessary or desirable in exercising default remedies under a foreclosure on a mortgage loan. The investment manager may engage, on behalf of the Partnership, Prudential Financial affiliated or unaffiliated entities to provide these additional services to the Partnership. The investment manager may engage Prudential Financial affiliates to provide property management, property development services, loan servicing or other services if and only if the fees paid to an affiliate do not exceed the amount that would be paid to an independent party for similar services rendered in the same geographic area. See CONFLICTS OF INTEREST.
The investment manager will manage the Partnership so that the Real Property Account will not be subject to registration under the Investment Company Act of 1940. This requires monitoring the proportion of the Partnership's assets to be placed in various investments.
CURRENT REAL ESTATE‑RELATED INVESTMENTS
The current principal real estate‑related investments held by the Partnership are described below.
Properties
As of December 31, 2019 the Partnership owns apartment complexes, retail property, and a storage facility.
Detailed information about the above properties can be found later in this prospectus. See INFORMATION ABOUT THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT for more information about the properties.
The following table lists the rentable area of retail properties subject to expiring leases during the next five years, and an aggregate figure for expirations in 2025 and thereafter, in the Account's commercial properties. While many of these leases contain renewal options with varying terms, this chart assumes that none of the tenants exercise their renewal options, including those with terms that expired on December 31, 2019 or are month-to-month leases.

Retail Properties

Year of Lease Expiration	2020	2021	2022	2023	2024	2025 and thereafter	Total
Rentable Area Subject to Expiring Leases (sq. ft.)	59,682	43,438	41,850	55,108	83,942	188,598	472,618
Percentage of Total Rentable Area of Partnership's Retail Properties Represented by Expiring Leases	9.21%	6.7%	6.46%	8.5%	12.95%	56.18%	100%
RISK FACTORS
There are certain risk factors that you should consider before allocating a portion of your net premiums or purchase payments, or transferring a portion of your Contract Fund, to the Real Property Account. These include valuation risks, (see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS), certain conflicts of interest, (see CONFLICTS OF INTEREST), as well as the following risks:
Liquidity of Investments
Because the Real Property Account will, through the Partnership, invest primarily in real estate, its assets will not be as liquid as the investments generally made by separate accounts of life insurance companies funding variable life insurance and variable annuity contracts. The Partnership will, however, hold approximately 10% of its assets in cash and invested in liquid securities. The primary purposes for such investments are to meet the expenses involved in the operation of the Partnership and to allow it to have sufficient liquid assets to meet any requests for withdrawals from the Real Property Account. Such withdrawals would be made in order to meet requested or required payments under the Contracts. The Partnership may also borrow funds to meet liquidity needs. See BORROWING BY THE PARTNERSHIP.

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We have taken steps to ensure that the Partnership will be liquid enough to meet all anticipated withdrawals by the Partners to meet the separate accounts' liquidity requirements. It is possible that the Partnership may need to dispose of real property or mortgage loan investments promptly in order to meet such withdrawal requests. Such dispositions could affect the Partners' ability to comply with the diversification requirements as set forth under the Code. With regulatory approval, if required, the Partners could also determine that it is appropriate to dissolve the Partnership.
General Risks of Real Property Investments
By participating in the Real Property Account and thereby in the investment performance of the Partnership, you will be subject to many of the risks of real property investments. These include:
1. Risks of Ownership of Real Properties. The Partnership will be subject to the risks inherent in the ownership of real property such as fluctuations in occupancy rates and operating expenses and variations in rental schedules. It may be adversely affected by general and local economic conditions, the supply of and demand for properties of the type in which the Partnership invests, zoning laws, and real property tax rates. Operation of property in which the Partnership invests will primarily involve rental of that property to tenants. The financial failure of a tenant resulting in the termination of their lease might cause a reduction in the cash flow to the Partnership. If a lease is terminated, there is no assurance that the Partnership will be able to find a new tenant for the property on terms as favorable to the Partnership as those from the prior tenant. Investments in hotels are subject to additional risk from the daily turnover and fluctuating occupancy rates of hotel rooms and the absence of long-term tenants.
The Partnership's properties will also be subject to the risk of loss due to certain types of property damage (for example, nuclear power plant accidents and wars) which are either uninsurable or not economically insurable.
2. Risks of Mortgage Loan Investments. The Partnership’s mortgage loan investments will be subject to the risk of default by the borrowers. In this event the Partnership would have the added responsibility of foreclosing on or pursuing other remedies on the underlying properties to protect the value of its mortgage loans. A borrower’s ability to meet its mortgage loan payments will be dependent upon the risks generally inherent to the ownership of real property. Mortgage loans made by the Partnership will generally not be personal obligations of the borrowers. The Partnership will only rely on the value of the underlying property for its security. Mechanics’, material men's, government, and other liens may have or obtain priority over the Partnership’s security interest in the property.
In addition, the Partnership's mortgage loan investments will be subject to prepayment risks. If the terms of the mortgage loans permit, mortgagors may prepay the loans, thus possibly changing the Partnership's return.
Junior mortgage loans (including wraparound mortgage loans) will be subject to greater risk than first mortgage loans, since they will be subordinate to liens of senior mortgagees. In the event a default occurs on a senior mortgage, the Partnership may be required to make payments or take other actions to cure the default (if it has the right to do so) in order to prevent foreclosure on the senior mortgage and possible loss of all or portions of the Partnership's investment. "Due on sale" clauses included in some senior mortgages, accelerating the amount due under the senior mortgage in the case of sale of the property, may be applied to the sale of the property upon foreclosure by the Partnership of its junior mortgage loan.
The risk of lending on real estate increases as the proportion, which the amount of the mortgage loan bears to the fair market value of the real estate increases. The Partnership usually does not make mortgage loans of over 80% of the estimated or appraised value of the property that secures the loan. There can be no assurance, that in the event of a default, the Partnership will realize an amount equal to the estimated or appraised value of the property on which a mortgage loan was made.
Mortgage loans made by the Partnership may be subject to state usury laws. These laws impose limits on interest charges and possible penalties for violation of those limits, including restitution of excess interest, unenforceability of debt, and treble damages. The Partnership does not intend to make mortgage loans at usurious rates of interest. Uncertainties in determining the legality of interest rates and other borrowing charges under some statutes could result in inadvertent violations, in which case the Partnership could incur the penalties mentioned above.
3. Risks with Participations. The Partnership may seek to invest in mortgage loans and Leasebacks with Participations, which will provide the Partnership with both fixed interest and additional interest based upon gross revenues, sale proceeds, and/or other variable amounts. If the interest income received by the Partnership is based, in part, on a percentage of the gross revenues or sale proceeds of the underlying property, the Partnership's income will depend on the success in the leasing of the underlying property, the management and operation of such property by the borrower or lessee and upon the market value of the property upon ultimate disposition. If the Partnership negotiates a mortgage loan with a lower fixed interest rate and an additional percentage of the gross revenues or eventual sale proceeds of the underlying property, and the underlying property fails to generate increased revenues or to appreciate, the Partnership will have foregone a potentially greater fixed return without receiving the benefit of appreciation. State laws may limit Participations. In the event of the borrower's bankruptcy, it is possible that as a result of the Partnership's interest in the gross revenues or sale proceeds, a court could treat the Partnership as a partner or joint venturer with the borrower, and the Partnership could lose the priority its security interest would have been given, or be liable for the borrower’s debts. The Partnership will structure its Participations to avoid being characterized as a partner or joint venturer with the borrower.
4. Risks with Sale-Leaseback. Leasebacks typically involve the acquisition of land and improvements thereon and the lease of such land and improvements to the seller or another party. The value of the land and improvements will depend, in large part, on the performance and financial stability of the lessee and its tenants, if any. The tenants’ leases may have shorter terms than the leaseback. Therefore, the lessee's future ability to meet payment obligations to the Partnership will depend on its ability to obtain renewals of such leases or new leases upon satisfactory terms and the ability of the tenants to meet their rental payments to the lessee.
PGIM Real Estate investigates the stability and creditworthiness of lessees in all commercial properties it may acquire, including Leasebacks. However, a lessee in a Leaseback may have few, if any, assets. The Partnership will therefore rely for its security on the

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value of the land and improvements. When the Partnership's Leaseback interest is subordinate to other interests in the land or improvements, such as a first mortgage or other lien, the Partnership's Leaseback will be subject to greater risk. A default by a lessee or other premature termination of the Leaseback may result in the Partnership being unable to recover its investment unless the property is sold or leased on favorable terms. The ability of the lessee to meet its obligations under the Leaseback, and the value of a property, may be affected by a number of factors inherent in the ownership of real property which are described above. Furthermore, the long‑term nature of a Leaseback may, in the future, result in the Partnership receiving lower average annual rentals. However, this risk may be lessened if the Partnership obtains Participations in connection with its Leasebacks.
Reliance on the Partners and the Investment Manager
You do not have a vote in determining the policies of the Partnership or the Real Property Account. You also have no right or power to take part in the management of the Partnership or the Real Property Account. The investment manager alone, subject to the supervision of the Partners, will make all decisions with respect to the management of the Partnership, including the determination as to what properties to acquire, subject to the investment policies and restrictions. Although the Partners have the right to replace the investment manager, it should be noted that Prudential, Pruco Life, Pruco Life of New Jersey, and the investment manager are direct or indirect wholly-owned subsidiaries of Prudential Financial.
The Partnership will compete in the acquisition of its investments with many other individuals and entities engaged in real estate activities, including the investment manager and its affiliates. See CONFLICTS OF INTEREST. There may be intense competition in obtaining properties or mortgages in which the Partnership intends to invest. Competition may result in increased costs of suitable investments.
Since the Partnership will continuously look for new investments, you will not be able to evaluate the economic merit of many of the investments, which may be acquired by the Partnership. You must depend upon the ability of the investment manager to select investments.
INVESTMENT RESTRICTIONS
The Partnership has adopted certain restrictions relating to its investment activities. These restrictions may be changed, if the law permits, by the Partners. Pursuant to these restrictions, the Partnership will not:
1.Make any investments not related to real estate, other than liquid instruments and securities.
2.Engage in underwriting of securities issued by others.
3.Invest in securities issued by any investment company.
4.Sell securities short.
5.Purchase or sell oil, gas, or other mineral exploration or development programs.
6.Make loans to the Partners, any of their affiliates, or any investment program sponsored by such parties.

7.	Enter into Leasebacks in which the lessee is Prudential, Pruco Life, Pruco Life of New Jersey, their affiliates, or any investment program sponsored by such parties.

8.
Borrow more than 33 1/3% (pursuant to California state requirements) of the value of the assets of the Partnership (based upon periodic valuations and appraisals). See VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS.

DIVERSIFICATION REQUIREMENTS
The Partnership’s investments are maintained so as to meet the diversification requirements set forth in Treasury Regulations issued pursuant to Section 817(h) of the Code relating to the investments of variable life insurance and variable annuity separate accounts. Section 817(h) requires, among other things, that the partnership will have no more than 55% of the assets invested in any one investment, no more than 70% of the assets will be invested in any two investments, no more than 80% of the assets will be invested in any three investments, and no more than 90% of the assets will be invested in any four investments. To comply with requirements of the State of Arizona, the Partnership will limit additional investments in any one parcel or related parcels to an amount not exceeding 10% of the Partnership’s gross assets as of the prior fiscal year.
CONFLICTS OF INTEREST
The investment manager, will be subject to various conflicts of interest in managing the Partnership. PGIM invests in real estate equities and mortgages for the general account of Prudential Financial affiliates and for third parties, including through separate accounts established for the benefit of qualified pension and profit‑sharing plans. PGIM also manages, or advises in the management of, real estate equities and mortgages owned by other persons. In addition, affiliates of Prudential Financial are general partners in publicly offered limited partnerships that invest in real estate equities and mortgage loans. Prudential Financial and its affiliates may engage in business activities, which will be competitive with the Partnership. Moreover, the Partnership may purchase properties from Prudential Financial or its affiliates.
The potential conflicts involved in managing the Partnership include:
1. Lack of Independent Negotiations between the Partnership and the Investment Manager. All agreements and arrangements relating to compensation between the Partnership and the investment manager, or any affiliate of Prudential Financial, may not be the result of arm's‑length negotiations.
2. Competition by the Partnership with Prudential Financial's Affiliates for Acquisition and Disposition of Investments. Prudential Financial affiliates are involved in numerous real estate investment activities for their general account, their separate accounts, and other entities. They may involve investment policies comparable to the Partnership’s and may compete with the Partnership for the acquisition and disposition of investments. Moreover, additional accounts or affiliated entities may be formed in the future with investment objectives similar to those of the Partnership. In short, existing or future real estate investment accounts or entities managed

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or advised by Prudential Financial affiliates may have the same management as the Partnership and may be in competition with the Partnership regarding real property investments, mortgage loan investments, Leasebacks, and the management and sale of such investments. Prudential Financial affiliates are not obligated to present to the Partnership any particular investment opportunity, regardless of whether the opportunity would be suitable for investment by the Partnership.
Prudential Financial affiliates have, however, adopted procedures to distinguish between equity investments available for the Partnership as opposed to the other programs and entities described above. If investment accounts or entities managed by Prudential Financial affiliates have investment objectives and policies similar to the Partnership and are in the market to acquire properties or make investments at the same time as the Partnership, the following procedures will be followed to resolve any conflict of interest. The Investment Allocation Procedure (“IAP”) has been established to provide a reasonable and fair procedure for allocating real estate investments among the several accounts managed by PGIM Real Estate. The IAP is administered by an Allocation Committee composed of the Managing Directors, Portfolio Management. Allocation decisions are made by vote of the Allocation Committee, and are approved by the Chief Executive Officer of PGIM Real Estate (“CEO”). Sufficient information on each investment opportunity is distributed to all portfolio managers, who each indicate to the Allocation Committee their account’s interest in the opportunity. Based on such expressions of interest, the Allocation Committee allocates the investment opportunity to an account (and may also determine a back-up account or accounts to receive the allocation in the event the account, which is first allocated the opportunity, fails to pursue the investment for any reason) after giving appropriate consideration to the following factors and with the goal of providing each account a fair allotment of investment opportunities: (1) the investment opportunity’s conformity with an account’s investment criteria and objectives (including property type, size and location, diversification, anticipated returns, investment structure, etc.); (2) the amount of funds available for investment (in total and by property type) by an account; (3) the length of time such funds (in total and by property type) have been available for investment; (4) any limitations or restrictions upon the availability of funds for investment; (5) the absolute and relative (to amount of funds available) amount of funds invested and committed for the account; (6) whether funds available for investment are discretionary or non-discretionary, particularly in relation to the timing of the investment opportunity; (7) an account’s prior dealings or investments with the seller, developer, lender or other counterparty; and (8) other factors which the Allocation Committee feel should be considered in fairness to all accounts participating in the IAP.
If an account which has been allocated an investment opportunity does not proceed with the acquisition, and either (i) no back-up account has been determined by the Allocation Committee, or (ii) all accounts which were deemed back-up accounts do not proceed with the acquisition, the opportunity may be reallocated to another account by the Allocation Committee. If an investment opportunity is appropriate for more than one account, the Allocation Committee may (subject to the CEO’s approval) permit the sharing of the investment among accounts, which permit such sharing. Such division of the investment opportunity may be accomplished by separating properties (in a multi-property investment), by co-investment, or otherwise.
3. Competition with the Partnership from Affiliates for the Time and Services of Common Officers, Directors, and Management Personnel. As noted above, PGIM and Prudential Financial affiliates are involved in numerous real estate investment activities. Accordingly, many of the personnel of PGIM and Prudential Financial affiliates who will be involved in performing services for the Partnership have competing demands on their time. Conflicts of interest may arise with respect to allocating time among such entities and the Partnership. The directors and officers of Prudential Financial and affiliates will determine how much time will be devoted to the Partnership affairs. Prudential Financial believes it has sufficient personnel to meet its responsibilities to all entities to which it is affiliated.
4. Competitive Properties. Some properties of affiliates may be competitive with Partnership properties. Among other things, the properties could be in competition with the Partnership's properties for prospective tenants.
5. Lessee Position. It is possible that Prudential Financial or its affiliates may be a lessee in one or more of the properties owned by the Partnership. The terms of such a lease will be competitive with leases with non‑affiliated third parties. The Partnership limits the amount of space that an affiliate of Prudential may rent in a property owned by the Partnership.
6. Use of Affiliates to Perform Additional Services for the Partnership. The Partnership may engage Prudential Financial affiliates to provide additional services to the Partnership, such as real estate brokerage, mortgage servicing, property management, leasing, property development, and other real estate‑related services. The Partnership may utilize the services of such affiliates and pay their fees, as long as the fees paid to an affiliate do not exceed the amount that would be paid to an independent party for similar services rendered in the same geographic area.
7. Joint Ventures with Affiliates. The Partnership may enter into investments through joint ventures with Prudential Financial, its affiliates, or investment programs they sponsor. The Partnership may enter into such a joint venture investment with an affiliate only if the following conditions are met: (1) the affiliate must have investment objectives substantially identical to those of the Partnership; (2) there must be no duplicative property management fee, mortgage servicing fee or other fees; (3) the compensation payable to the sponsor of the affiliate must be no greater than that payable to the Partnership's investment manager; (4) the Partnership must have a right of first refusal to buy if such affiliate wishes to sell the property held in the joint venture; and (5) the investment of the Partnership and the affiliate in the joint venture must be made on the same terms and conditions (although not the same percentage). In connection with such an investment, both affiliated parties would be required to approve any decision concerning the investment. Thus, an impasse may result in the event the affiliated joint venture partners disagree. However, in the event of a disagreement regarding a proposed sale or other disposition of the investment, the party not desiring to sell would have a right of first refusal to purchase the affiliated joint venture partner's interest in the investment. If this happens, it is possible that in the future the joint venture partners would no longer be affiliated. In the event of a proposed sale initiated by the joint venture partner, the Partnership would also have a right of first refusal to purchase the joint venture partner's interest in the investment. The exercise of a right of first refusal would be subject to the Partnership's having the financial resources to effectuate such a purchase.
If the Partnership invests in joint venture partnerships which own properties, instead of investing directly in the properties themselves, they may be subject to risks not otherwise present. These risks include risks associated with the possible bankruptcy of the Partnership's

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co‑venturer or such co‑venturer at any time having economic or business interests or goals which are inconsistent with those of the Partnership.
8. Purchase of Real Property from Prudential Financial or Affiliates. The Partnership may acquire properties owned by Prudential Financial or its affiliates, subject to compliance with special conditions designed to minimize the conflicts of interests. The Partnership may purchase property satisfying the Partnership's investment objectives and policies from an affiliate only if: (1) the applicable insurance regulators approve the Partnership’s acquisition of real property from Prudential Financial or affiliates to the extent such approval is required under applicable insurance regulations; (2) the Partnership acquires the property at a price not greater than the appraised value, with the appraisal being conducted by a qualified, unaffiliated appraiser; (3) a qualified and independent real estate adviser (other than the appraiser) reviews the proposed acquisition and provides a letter of opinion that the transaction is fair to the Partnership; and (4) the affiliate has owned the property at least two years, the cost paid by the affiliate is established, and any increase in the proposed purchase price over the cost to the affiliate is, in the opinion of the independent real estate adviser, explicable by material factors (including the passage of time) that have increased the value of the property.
THE REAL PROPERTY ACCOUNT’S UNAVAILABILITY TO CERTAIN CONTRACTS
Prudential has determined that it is in the best interest of Contract owners participating in the Real Property Account to provide the Real Property Account with the flexibility to engage in transactions that may be prohibited if the Real Property Account accepts funds under Contracts subject to ERISA or the prohibited transaction excise tax provisions of the Code. Accordingly, owners of Prudential Contracts that are purchased in connection with: (1) IRAs; (2) tax deferred annuities subject to Section 403(b) of the Code; (3) other employee benefit plans which are subject to ERISA; or (4) prohibited transaction excise tax provisions of the Code, may not select the Real Property Account as one of the investment options under their Contract. By not offering the Real Property Account as an investment option under such contracts, Prudential is able to comply with state insurance law requirements that policy loans be made available to Contract owners.
VALUATION OF CONTRACT OWNERS’ PARTICIPATING INTERESTS
A Contract owner's interest in the Real Property Account will initially be the amount they allocated to the Real Property Account. Thereafter, that value will change daily. The value of a Contract owner's interest in the Real Property Account at the close of any day is equal to its amount at the close of the preceding day, multiplied by the "net investment factor" for that day arising from the Real Property Account's participation in the Partnership, plus any additional amounts allocated to the Real Property Account by the Contract owner, and reduced by any withdrawals by the Contract owner from the Real Property Account and by the applicable Contract charges recorded in that Contract's subaccount. Some of the charges will be made: (1) daily; (2) on the Contract's monthly anniversary date; (3) at the end of each Contract year; and (4) upon withdrawal or annuitization. Periodically Prudential will withdraw from the Real Property Account an amount equal to the aggregate charges recorded in the subaccounts.
The "net investment factor" is calculated on each business day by dividing the value of the net assets of the Partnership at the end of that day (ignoring, for this purpose, changes resulting from new contributions to or withdrawals from the Partnership) by the value of the net assets of the Partnership at the end of the preceding business day. The value of the net assets of the Partnership at the end of any business day is equal to the sum of all cash held by the Partnership plus the aggregate value of the Partnership's liquid securities and instruments, the individual real properties and the other real estate‑related investments owned by the Partnership, determined in the manner described below, and an estimate of the accrued net operating income earned by the Partnership from properties and other real estate‑related investments, reduced by the liabilities of the Partnership, including the daily investment management fee and certain other expenses attributable to the operation of the Partnership. See CHARGES.
The Partnership may invest in various liquid securities and instruments. These investments will generally be carried at their market value as determined by a valuation method, which the Partners deem appropriate for the particular type of liquid security or instrument.
The value of the individual real properties and other real estate‑related investments, including mortgages, acquired by the Partnership will be determined as follows. Each property or other real estate‑related investment acquired by the Partnership will initially be valued at its purchase price. In acquiring a property or other real estate‑related investment, PGIM will not obtain an independent appraisal but will instead rely on its own analysis of the investment's fair market value. Thereafter, all properties and most real estate‑related investments will ordinarily be appraised by an independent appraiser at least annually. At least every three months, PGIM will review each property or other real estate‑related investments and adjust its valuation if it concludes there has been a change in the value of the property or other real estate‑related investment since the last valuation. The revised value will remain in effect and will be used in each day's calculation of the value of the Partnership's assets until the next review or appraisal. It should be noted that appraisals are only estimates and do not necessarily reflect the realizable value of an investment.
The estimated amount of the net operating income of the Partnership from properties and other real estate‑related investments will be based on estimates of revenues and expenses for each property and other real estate‑related investments. Annually, PGIM will prepare a month‑by‑month estimate of the revenues and expenses ("Estimated Net Operating Income") for each property and other real estate‑related investments owned by the Partnership. Each day PGIM will add to the value of the assets, as determined above, a proportionate part of the Estimated Net Operating Income for the month. In effect, PGIM will establish a daily accrued receivable of the Estimated Net Operating Income from each property and other real estate‑related investments owned by the Partnership (the "Daily Accrued Receivable"). On a monthly basis, the Partnership will receive a report of actual operating results for each property and other real estate‑related investments ("Actual Net Operating Income"). Such Actual Net Operating Income will be recognized on the books of the Partnership and the amount of the then‑outstanding daily accrued receivable will be correspondingly adjusted. In addition, as cash from a property or other real estate‑related investment is actually received by the Partnership, receivables and other accounts will be appropriately adjusted. Periodically, but at least every three months, PGIM will review its prospective estimates of net operating income in light of actual experience and make an adjustment to such estimates if circumstances indicate that such an adjustment is warranted. PGIM follows this practice of accruing Estimated Net Operating Income from properties and other real estate‑related

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investments because net operating income from such investments is generally received on an intermittent rather than daily basis, and the Partners believe it is more equitable to participating Contract owners if such net operating income is estimated and a proportionate amount is recognized daily. Because the daily accrual of Estimated Net Operating Income is based on estimates that may not turn out to reflect actual revenue and expenses, Contract owners will bear the risk that this practice will result in the undervaluing or overvaluing of the Partnership's assets.
PGIM may adjust the value of any asset held by the Partnership based on events that have increased or decreased the realizable value of a property or other real estate‑related investment. For example, adjustments may be made for events indicating an impairment of a borrower's or a lessee's ability to pay any amounts due or events which affect the property values of the surrounding area. There can be no assurance that the factors for which an adjustment may be made will immediately come to the attention of PGIM. Additionally, because the evaluation of such factors may be subjective, there can be no assurance that such adjustments will be timely made in all cases where the value of the Partnership's investments may be affected. All adjustments made to the valuation of the Partnership's investments, including adjustments to Estimated Net Operating Income, the daily accrued receivable, and adjustments to the valuation of properties and other real estate‑related investments, will be on a prospective basis only.
The above method of valuation of the Partnership's assets may be changed, without the consent of Contract owners, should the Partners determine that another method would more accurately reflect the value of the Partnership’s investments. Changes in the method of valuation could result in a change in the Contract Fund values which may have either an adverse or beneficial effect on Contract owners. Information concerning any material change in the valuation method will be given in FINANCIAL STATEMENTS OF THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP.
Although the above‑described valuation methods have been adopted because the Partners believe they will provide a reasonable way to estimate the fair market value of the Partnership's investments, there may well be variations between the amount realizable upon disposition and the Partnership's valuation of such assets. Contract owners may be either favorably or adversely affected if the valuation method results in either overvaluing or undervaluing the Partnership's investments. If a Contract owner invests in the Real Property Account at a time in which the Partnership's investments are overvalued, the Contract owner will be credited with less of an interest than if the value had been correctly stated. A Contract owner withdrawing from the Real Property Account during such time will receive more than he or she would if the value had been correctly stated, to the detriment of other Contract owners. The converse situation will exist if the Partnership's assets are undervalued.
BORROWING BY THE PARTNERSHIP
The Partnership may borrow for Partnership purposes, including to meet its liquidity requirements and the leveraging of currently-owned property to buy new property, subject to a maximum debt to value ratio of 33 1/3% (pursuant to California state requirements) based on the aggregate value of all Partnership assets. The Partnership will bear the cost of all such borrowings. The Real Property Account, and Contract owners participating in it, will bear a portion of any borrowing costs equal to their percentage interest in the Partnership. Moreover, although the Partnership will generally make unleveraged investments, it reserves the right to borrow up to 80% of the value of a property (with the value of a property determined as explained under VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS). Increasing the Partnership's assets through leveraged investments would increase the compensation paid to PGIM since its investment management fee is a percentage of the Partnership's gross assets. Any borrowing by the Partnership would increase the Partnership's risk of loss. It could also inhibit the Partnership from achieving its investment objectives because the Partnership's payments on any loans would have to be made regardless of the profitability of its investments.
CHARGES
Pursuant to the investment management agreement, the Partnership pays a daily investment management fee, which is equal to an effective annual rate of 1.25% of the average daily gross assets of the Partnership. Certain other expenses and charges attributable to the operation of the Partnership are also charged against the Partnership. In acquiring an investment, the Partnership may incur various types of expenses paid to third parties, including but not limited to, brokerage fees, attorneys' fees, architects' fees, engineers' fees, and accounting fees. After acquisition of an investment, the Partnership will incur recurring expenses for the preparation of annual and semi-annual reports, periodic appraisal costs, mortgage servicing fees, annual audit charges, accounting and legal fees, and various administrative expenses. These expenses will be charged against the Partnership's assets. Some of these operating expenses represent reimbursement of the investment manager for the cost of providing certain services necessary to the operation of the Partnership, such as daily accounting services, preparation of annual and semi-annual reports, and various administrative services. The investment manager charges the Partnership mortgage loan servicing fees pursuant to the standards outlined in item 6 under CONFLICTS OF INTEREST. In addition to the various expenses charged against the Partnership's assets, other expenses such as insurance costs, taxes, and property management fees will ordinarily be deducted from rental income, thereby reducing the gross income of the Partnership.
As explained earlier, charges to the Contracts will be recorded in the corresponding subaccounts of the Real Property Account. From time to time, Prudential will withdraw from the Real Property Account an amount equal to the aggregate amount of these charges. Aside from the charges to the Contracts, Prudential does not charge the Real Property Account for the expenses involved in the Real Property Account’s operation. The Real Property Account will, however, bear its proportionate share of the charges made to the Partnership as described above.
The Partnership is not a taxable entity under the provisions of the Code. The income, gains, and losses of the Partnership are attributed, for federal income tax purposes, to the Partners in the Partnership. The earnings of the Real Property Account are, in turn, taxed as part of the operations of Prudential. Prudential is currently not charging the Real Property Account for company federal income taxes. Prudential may make such a charge in the future.
Under current laws Prudential may incur state and local taxes (in addition to premium taxes) in several states. At present, Prudential does not charge these taxes against the Contracts or the Real Property Account, but Prudential may decide to charge the Real Property Account for such taxes in the future.

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In calculating our corporate income tax liability, Prudential may derive certain corporate income tax benefits associated with the investment of company assets, including Subaccount assets, which are treated as company assets under applicable income tax law. These benefits reduce Prudential’s  overall corporate income tax liability. Under current law, such benefits may include foreign tax credits and corporate dividend received deductions. We do not pass these tax benefits through to holders of the Subaccount contracts because (i) the contract owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges paid under the contract. We reserve the right to change these tax practices.
RESTRICTIONS ON WITHDRAWALS
Before allocating any portion of your net premium or purchase payments, or transferring any portion of your Contract Fund, to the Real Property Account, you should be aware that withdrawals from the Real Property Account may have greater restrictions than the other variable investment options available under the Contracts. Prudential reserves the right to restrict transfers into or out of the Real Property Account. Apart from the limitations on transfers out of the Real Property Account described below, Prudential will only restrict transfers out of the Real Property Account if there is insufficient cash available to meet Contract owners' requests and prompt disposition of the Partnership's investments to meet such requests could not be made on commercially reasonable terms.
Generally, we will pay any death benefit, cash surrender value, loan proceeds, or partial withdrawal within seven days after all the documents required for such a payment are received at the Service Office. Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the end of the valuation period in which the necessary documents are received at a Service Office.
The funds necessary to pay any death benefit, cash surrender value, withdrawal or loan proceeds funded by the Real Property Account will normally be obtained, first, from any cash flows into the Real Property Account on the day the funds are required. If, on the day the funds are required, cash flows into the Real Property Account are less than the amount of funds required, Prudential will seek to obtain such funds by withdrawing a portion of its interest in the Partnership. The Partnership will normally obtain funds to meet such a withdrawal request from its net operating income and from the liquid securities and instruments it holds. If the Partners determine that these sources are insufficient to meet anticipated withdrawals from the Partnership, the Partnership may use a line of credit or otherwise borrow up to 33 1/3% (pursuant to California state requirements) of the value of the Partnership's assets. See BORROWING BY THE PARTNERSHIP. If the Partners determine that such a borrowing by the Partnership would not serve the best interests of Contract owners, Prudential may, in the event of a Contract loan or withdrawal, rather than take the amount of any loan or withdrawal request proportionately from all investment options under the Contract (including the Real Property Account), take any such loan or withdrawal first from the other investment options under the Contract.
Transfers from the Real Property Account to the other investment options available under the Contract are currently permitted only during the 30‑day period beginning on the Contract anniversary. The maximum amount that may be transferred out of the Real Property Account each year is the greater of: (a) 50% of the amount invested in the Real Property Account or (b) $10,000. Such transfer requests received prior to the Contract anniversary will be effected on the Contract anniversary. Transfer requests received within the 30‑day period beginning on the Contract anniversary will be effected as of the end of the valuation period in which a proper written request or authorized telephone request is received. The "valuation period" means the period of time from one determination of the value of the amount invested in the Real Property Account to the next. Such determinations are made when the value of the assets and liabilities of the Partnership is calculated, which is generally at 4:00 p.m. Eastern time on each day during which the New York Stock Exchange is open. Transfers into or out of the Real Property Account are also subject to the general limits under the Contracts.
RESTRICTIONS ON CONTRACT OWNERS' INVESTMENT IN THE REAL
PROPERTY ACCOUNT
As explained earlier, identification and acquisition of real estate investments meeting the Partnership's investment objectives is a time‑consuming process. Because the Real Property Account and the Partnership are managed so they will not become investment companies subject to the Investment Company Act of 1940, the portion of the Partnership's assets that may be invested in securities, as opposed to non‑securities real estate investments, is strictly limited. For these reasons, Prudential reserves the right to restrict or limit Contract owners' allocation of funds to the Real Property Account. Any such restrictions are likely to take the form of restricting the timing, amount and/or frequency of transfers into the Real Property Account and/or precluding Contract owners who have not previously selected the Real Property Account from allocating a portion of their net premiums or purchase payments to the Real Property Account.
FEDERAL INCOME TAX CONSIDERATIONS
The federal income tax treatment of Contract benefits is described briefly in the attached prospectus for the particular Contract you selected. Prudential believes that the same principles will apply with respect to Contracts funded in whole or part by the Real Property Account. The Partnership's conformity with the diversification standards for the investments of variable life insurance and variable annuity separate accounts is essential to ensure that treatment. See Investment Policies-General Investment and Operating Policies. Prudential urges you to consult a qualified tax adviser.
Under the Code, the Partnership is not a taxable entity and any income, gains or losses of the Partnership are passed through to the Partners, including Prudential, with respect to the Real Property Account. The Real Property Account is not a separate taxpayer for purposes of the Code. The earnings of the Real Property Account are taxed as part of the operations of Prudential. No charge is currently being made to the Real Property Account for company federal income taxes. We may make such a charge in the future, see CHARGES.
DISTRIBUTION OF THE CONTRACTS
As explained in the attached prospectus for the Contracts, Pruco Securities, LLC, an indirect wholly‑owned subsidiary of Prudential

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Financial, acts as the principal underwriter of the Contracts. Consult that prospectus for information about commission scales and other facts relating to sale of the Contracts.
STATE REGULATION
Prudential is subject to regulation and supervision by the Department of Insurance of the State of New Jersey, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.
Prudential is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.
In addition to the annual statements referred to above, Prudential is required to file with New Jersey and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.
ADDITIONAL INFORMATION
Prudential has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all of the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. All reports and information filed by Prudential can be inspected and copied at the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549, and at certain of its regional offices: Midwestern Regional Office, 175 West Jackson Boulevard, Suite 900, Chicago, IL 60604; Northeastern Regional Office SEC, 233 Broadway, New York, NY 10279, or by telephoning (202) 551-8090.
The SEC maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.
Pursuant to the delivery obligations under Section 5 of the Securities Act of 1933 and Rule 159 thereunder, Prudential delivers this prospectus to contract owners that reside outside of the United States.
Further information may also be obtained from Prudential. The address and telephone number are on the cover of this prospectus.
EXPERTS
The financial statements of the Partnership as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019, the financial statement schedule of the Partnership as of December 31, 2019 and the financial statements of the Real Property Account as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
LITIGATION
No litigation is pending, and no litigation is known to be contemplated by governmental authorities, that would have an adverse material effect upon the Real Property Account or the Partnership.
REPORTS TO CONTRACT OWNERS
If you allocate a portion of your Contract Fund to the Real Property Account, Prudential will mail you an annual and semi-annual report and any other information that may be required by applicable regulation or law.

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Appendix: Information about The Prudential Variable Contract Real Property Account

Risk Factors
This "Risk Factors" section provides a summary of some of the significant risks. Many of these risks are interrelated and could occur under similar business and economic conditions, and the occurrence of certain of them may in turn cause the emergence or exacerbate the effect of others. Such a combination could materially increase the severity of the impact of these risks on our businesses, results of operations, financial condition and liquidity. Throughout this section “we”, “our”, and "Company" refer to The Prudential Insurance Company of America.
Market fluctuations and general economic, market and political conditions may adversely affect our business and profitability.
Our business and our results of operations may be materially adversely affected by conditions in the global financial markets and by economic conditions generally.
Even under relatively favorable market conditions, our insurance and annuity products, as well as our investment returns and our access to and cost of financing, are sensitive to fixed income, equity, real estate and other market fluctuations and general economic, market and political conditions. These fluctuations and conditions could adversely affect our results of operations, financial position and liquidity, including in the following respects:

•
The profitability of many of our insurance and annuity products depends in part on the value of the separate accounts supporting these products, which can fluctuate substantially depending on the foregoing conditions.

•
A change in market conditions, such as high inflation and high interest rates, could cause a change in consumer sentiment and behavior adversely affecting sales and persistency of our savings and protection products. Conversely, low inflation and low interest rates could cause persistency of these products to vary from that anticipated and adversely affect profitability (as further described below). Similarly, changing economic conditions and unfavorable public perception of financial institutions can influence customer behavior, including increasing claims or surrenders in certain product lines.

Adverse capital market conditions could significantly affect our ability to meet liquidity needs, our access to capital and our cost of capital, including capital that may be required by the Company's subsidiaries. Under such conditions, we may seek additional debt or equity capital but may be unable to obtain it.
Adverse capital market conditions could affect the availability and cost of borrowed funds and could impact our ability to refinance existing borrowings, thereby ultimately impacting our profitability and ability to support or grow our businesses. We need liquidity to pay our operating expenses, interest and maturities on our debt and dividends on our capital stock. The principal sources of our liquidity are insurance premiums, annuity considerations, cash flow from our investment portfolio, and fees from separate account assets.
In the normal course of business, The Prudential Variable Real Property Partnership (the "Partnership") enters into loan agreements with certain lenders to finance its real estate investment transactions. Unfavorable economic conditions could increase related borrowing costs, limit access to the capital markets or result in a decision by lenders not to extend credit to the Partnership. There is no guarantee that the Partnership’s borrowing arrangements or ability to obtain leverage will continue to be available, or if available, will be available on terms and conditions acceptable to the Partnership. Further, these loan agreements contain, among other conditions, events of default and various covenants and representations. In the normal course of business, the Partnership may be in the process of renegotiating terms for loans outstanding that have passed their maturity dates. At December 31, 2019, the Partnership had no outstanding matured loans.
A decline in market value of the Partnership’s assets may also have particular adverse consequences in instances where the Partnership borrowed money based on the fair value of specific assets. A decrease in market value of these assets may result in the lender requiring the Partnership to post additional collateral or otherwise repay these loans.
In the event the Partnership’s current investment obligations are not refinanced or extended when they become due and/or the Partnership is required to repay such borrowings and obligations, management anticipates that the repayment of these obligations will be provided by operating cash flow, new debt refinancing, and/or real estate investment sales.
The companies offering the variable life insurance and variable annuity contracts and the Partnership are heavily regulated and changes in regulation may adversely affect our results of operations and financial condition.
Our business is subject to comprehensive regulation and supervision. The purpose of this regulation is primarily to protect our customers and not necessarily our shareholders or debt holders. Many of the laws and regulations to which we are subject, are regularly re-examined, and existing or future laws and regulations may become more restrictive or otherwise adversely affect our operations. The financial market dislocations we have experienced have produced, and are expected to continue to produce, extensive changes in existing laws and regulations, and regulatory frameworks, applicable to our business.

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase our direct and indirect compliance and other expenses of doing business, and thereby have a material adverse effect on our financial condition or results of operations.
Changes in accounting requirements could negatively impact our reported results of operations and our reported financial position.
Accounting standards are continuously evolving and subject to change. For example, ASU 2018-12, Financial Services - Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts, was issued by the Financial Accounting Standards Board (“FASB”) on August 15, 2018 and is expected to have a significant impact on our financial statements. While the effect on the financial statements of this accounting standard are under assessment, changes to the manner in which we account for insurance products, or other changes in accounting standards, could have a material effect on our reported results of operations and financial condition. Further, changes in accounting standards may impose special demands on issuers in areas such as corporate governance, internal controls and disclosure, and may result in substantial conversion costs to implement
Changes in U.S. federal income tax law or in the income tax laws of other jurisdictions in the U.S. in which we operate could make some of our products less attractive to consumers and also increase our tax costs.
The President, Congress, as well as state and local governments, may continue from time to time legislation that could increase the amount of corporate taxes we pay, thereby reducing earnings.
U.S. federal tax law generally permits tax deferral on the inside build-up of investment value of certain retirement savings, annuities and life insurance products until there is a contract distribution and, in general, excludes from taxation the death benefit paid under a life insurance contract. The Tax Cuts and Jobs Act of 2017 (the “Tax Act of 2017”) did not change these rules, though it is possible that some individuals with overall lower effective tax rates could be less attracted to the tax deferral aspect of the Company’s products. The general reduction in individual tax rates and elimination of certain individual deductions may also impact the Company depending on whether current and potential customers have more or less after-tax income to save for retirement and manage their mortality and longevity risk through the purchase of the Company’s products. Congress from time to time may enact other changes to the tax law that could make our products less attractive to consumers, including legislation that would modify the tax favored treatment of retirement savings, life insurance and annuities products.
The products we sell have different tax characteristics and in some cases generate tax deductions and credits for the Company. Changes in either the U.S. or foreign tax laws may negatively impact the deductions and credits available to the Company, including the ability of the Company to claim foreign tax credits with respect to taxes withheld on our investments supporting separate account products. These changes would increase the Company’s actual tax expense and reduce its consolidated net income. The profitability of certain products is significantly dependent on these characteristics and our ability to continue to generate taxable income, which is taken into consideration when pricing products and is a component of our capital management strategies. Accordingly, changes in tax law, our ability to generate taxable income, or other factors impacting the availability or value of the tax characteristics generated by our products, could impact product pricing and returns or require us to reduce our sales of these products or implement other actions that could be disruptive to our businesses.
Interruption in telecommunication, information technology and other operational systems, or a failure to maintain the security, confidentiality or privacy of sensitive data residing on such systems, could harm our business.
We depend heavily on our telecommunication, information technology and other operational systems and on the integrity and timeliness of data we use to run our businesses and service our customers. These systems may fail to operate properly or become disabled as a result of events or circumstances wholly or partly beyond our control. Further, we face the risk of operational and technology failures by others, including clearing agents, exchanges and other financial intermediaries and of vendors and parties to which we outsource the provision of services or business operations. If these parties do not perform as anticipated, we may experience operational difficulties, increased costs and other adverse effects on our business. These risks are heightened by our offering of increasingly complex products, such as those that feature automatic rebalancing or re-allocation strategies, and by our employment of complex investment, trading and hedging programs.
Despite our implementation of a variety of security measures, our information technology and other systems could be subject to physical or electronic break-ins, unauthorized tampering or other security breaches, resulting in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to customers, or in the misappropriation of our intellectual property or proprietary information. Many financial services institutions and companies engaged in data processing have reported security breaches and service disruptions related to their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disrupt or degrade service, sabotage systems or cause other damage, often through the introduction of computer viruses or malware, denial -of-service attacks and other means.
Despite our efforts to ensure the integrity of our systems, it is possible that we may not be able to anticipate or to implement effective preventive measures against all security breaches and disruptions of these types, especially because the techniques used change frequently or are not recognized until launched, and because cyber attacks can originate from a wide variety of sources, including third-parties outside of the Company such as persons who are involved with organized crime or who may be linked to terrorist organizations or hostile foreign governments, as well as external service providers. Those parties may also attempt to fraudulently induce employees, customers or other users of the Company’s systems to disclose sensitive information in order to gain access to our data or that of our customers or clients. In addition, while we have certain standards for all vendors that provide us services, our vendors, and in turn, their own service providers, may become subject to a security breach, including as a result of their failure to perform in accordance with contractual arrangements.
Security breaches or other technological failures may also result in regulatory inquiries, regulatory proceedings, regulatory and litigation costs, and reputational damage. We may incur reimbursement and other expenses, including the costs of litigation and litigation settlements and additional compliance costs. We may also incur considerable expenses in enhancing and upgrading computer systems and systems security following such a failure.
Interruption in telecommunication, information technology and other operational systems, or a failure to maintain the security, confidentiality or privacy of sensitive data residing on such systems, whether due to actions by us or others, could delay or disrupt our ability to do business and service our customers, harm our reputation, result in a violation of applicable privacy and other laws, subject us to substantial regulatory sanctions and other claims, lead to a loss of customers and revenues, or financial loss to our customers and otherwise adversely affect our business.
The occurrence of natural or man-made disasters could adversely affect our operations, results of operations and financial condition.
The occurrence of natural disasters, including hurricanes, floods, earthquakes, tsunamis, tornadoes, fires, explosions, pandemic disease and man-made disasters, including acts of terrorism and military actions, could adversely affect our operations, results of operations or financial condition, including in the following respects:

•
Catastrophic loss of life due to natural or man-made disasters could cause us to pay benefits at higher levels and/or materially earlier than anticipated and could lead to unexpected changes in persistency rates.

•
A man-made or natural disaster, such as an earthquake in Japan, could result in disruptions in our operations, losses in our investment portfolio or the failure of our counterparties to perform, or cause significant volatility in global financial markets.

•
A terrorist attack affecting financial institutions in the U.S. or elsewhere could negatively impact the financial services industry in general and our business operations, investment portfolio and profitability in particular.

•
Pandemic disease, such as those caused by the novel coronavirus (COVID-19), could have a severe adverse effect on, global, national and local economies, Prudential Financial’s business, the business of the Partnership, as well as the Partnership’s tenants. The potential impact of such a pandemic on Prudential Financial’s and the Partnership’s results of operations and financial position is variable, and would depend on numerous factors, including the effectiveness of vaccines and the rate of contagion, the regions of the world most affected and the effectiveness of treatment for the infected population. In addition to the potential consequences listed above, these same factors may cause prospective tenants of the Partnership to delay their leasing decisions or choose to lease less space.

The above risks are more pronounced in respect of geographic areas, including major metropolitan centers, where we have concentrations of customers, including under group and individual life insurance, concentrations of employees or significant operations, and in respect of countries and regions in which we operate subject to a greater potential threat of military action or conflict. Ultimate losses would depend on the rates of mortality and morbidity among various segments of the insured population, the collectability of reinsurance, the possible macroeconomic effects on our asset portfolio, the effect on lapses and surrenders of existing policies, as well as sales of new policies and other variables.
There can be no assurance that our business continuation plans and insurance coverages would be effective in mitigating any negative effects on our operations or profitability in the event of a terrorist attack or other disaster.
Finally, climate change may increase the frequency and severity of weather related disasters and pandemics. In addition, climate change regulation may affect the prospects of companies and other entities whose securities we hold, or our willingness to continue to hold their securities. It may also impact other counterparties, including reinsurers, and affect the value of investments, including real estate investments we hold or manage for others. We cannot predict the long-term impacts on us from climate change or related regulation.

FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Owners of the contracts may participate by allocating all or part of the net premiums or purchase payments to The Prudential Variable Contract Real Property Account ("Real Property Account"). Contract values vary with the performance of the Real Property Account’s investments through the Partnership. Participating interests in the Real Property Account are not traded in any public market; therefore, a discussion of market information is not relevant.
As of December 31, 2019, 19,800 contract owners of record held investments in the Real Property Account.
Selected Financial Data
The Partnership Results of Operations and Financial Position are summarized as follows:

	Year Ended December 31,
CONSOLIDATED RESULTS OF OPERATIONS:	2019	2018	2017	2016	2015
Total Investment Income	$24,284,192	$23,363,399	$22,810,587	$22,829,303	$22,394,116
Net Investment Income	$6,530,478	$7,159,977	$7,286,442	$7,874,446	$6,711,044
Net Recognized and Unrealized Gain (Loss) on Investments	(950,818)	1,565,175	4,778,649	3,003,702	12,722,180
Net Increase (Decrease) in Net Assets Resulting From Operations	$5,579,660	$8,725,152	$12,065,091	$10,878,148	$19,433,224

CONSOLIDATED FINANCIAL POSITION:
	Year Ended December 31,
	2019	2018	2017	2016	2015
Total Assets	$334,242,491	$330,728,011	$328,824,566	$320,397,053	$282,274,678
Investment Level Debt*	$95,408,334	$99,227,994	$96,905,747	$93,958,234	$66,026,362
*Certain prior period amounts in the consolidated financial statements have been reclassified to conform with current period presentation. See New Accounting Pronouncements adopted in Note 2 of Notes to the Consolidated Financial Statements of the Partnership.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
All assets of the Real Property Account are invested in the Partnership. Accordingly, the liquidity and capital resources and results of operations for the Real Property Account are contingent upon those of the Partnership. Therefore, this Management’s Discussion and Analysis of Financial Condition and Results of Operations addresses these items at the Partnership level. The general partners in the Partnership are The Prudential Insurance Company of America, Pruco Life Insurance Company, and Pruco Life Insurance Company of New Jersey (collectively, the “General Partners”).
The following discussion and analysis of the liquidity and capital resources and results of operations of the Partnership should be read in conjunction with the audited financial statements of the Real Property Account and the audited consolidated financial statements of the Partnership and the related Notes included in this filing.
This section of this Form S-1 generally discusses 2019 and 2018 items and year-to-date comparisons between 2019 and 2018. Discussions of 2017 items and year-to-year comparisons between 2018 and 2017 that are not included in this Form S-1 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part I, Appendix Section A of the Partnership's Form S-1 for the fiscal year ended December 31, 2018.

(a) Liquidity and Capital Resources
As of December 31, 2019, the Partnership’s liquid assets, consisting of cash and cash equivalents, were approximately $14.7 million, a decrease of approximately $3.8 million from $18.5 million as of December 31, 2018. The decrease was primarily due to the following activities: (a) $6.5 million in real estate investments and improvements. This includes $2.9 million for construction costs at the development property in Chicago, IL, and $2.1 million for building improvements at the retail property in Ocean City, MD, and $0.8 million for an apartment renovation program in Austin, TX; and (b) $3.9 million of principal payments on financed properties. These decreases were partially offset by $6.6 million of cash flow generated from property operations.
Sources of liquidity included net cash flow from property operations, mortgage debt on real estate investments, and interest from cash equivalents. The Partnership uses cash for its real estate investment activities and for distributions to its General Partners. As of December 31, 2019, approximately 4.4% of the Partnership’s total assets consisted of cash and cash equivalents.
The following table sets forth a summary regarding the Partnership's known contractual obligations, including required interest payments for those items that are interest bearing as of December 31, 2019 (amounts in millions).

	Amounts Due During Years Ending December, 31
	2020	2021	2022	2023	2024	Thereafter	Total
Mortgage Loans Payable:
Principal Payments	$8.7	$43.6	$12.9	$11.5	$0.2	$19.2	$96.1
Interest Payments (1)	3.1	2.0	1.5	0.8	0.4	0.1	7.9
Total Mortgage Loans Payable	$11.8	$45.6	$14.4	$12.3	$0.6	$19.3	$104.0
Other Commitments (2)	0.1	0.2	0.2	0.2	0.2	17.2	18.1
Total Contractual Obligations	$11.9	$45.8	$14.6	$12.5	$0.8	$36.5	$122.1
(1) These amounts represent interest payments due on mortgage loans payable based on stated rates at December 31, 2019.
(2) Future minimum ground lease payments at White Marlin Mall asset.
(b) Results of Operations for the years ended December 31, 2019 and December 31, 2018
The following is a comparison of the Partnership’s results of operations for the years ended December 31, 2019 and December 31, 2018.
Net investment income overview
The Partnership’s net investment income attributable to the General Partners’ controlling interest for the year ended December 31, 2019 was approximately $6.1 million, a decrease of approximately $0.7 million from the prior year. The decrease in net investment income attributable to the General Partners’ controlling interest was primarily due to a decrease of $0.6 million in the apartment sector’s net investment income from the prior year, and a $0.2 million decrease in the retail sector’s net investment income from the prior year. Partially offsetting this decline was an increase of approximately $0.2 million in the storage sector’s net investment income from the prior year.
Valuation overview
The Partnership recorded net unrealized losses attributable to the General Partners’ controlling interest of approximately $0.03 million for the year ended December 31, 2019, a decrease of $1.7 million from the prior year. The decrease is primarily due to higher valuation decreases in the retail sector of $3.1 million from the prior year and lower valuation increases in the apartment sector of $1.0 million from the prior year, respectively, partially offset by a valuation increase in the storage sector of $2.5 million from the prior year.
The following table presents a comparison of the Partnership’s sources of net investment income (loss) attributable to the General Partners’ controlling interest and net recognized and unrealized gains (losses) attributable to the General Partners’ controlling interest for the years ended December 31, 2019 and 2018.

	Year Ended December 31,
	2019	2018
Net Investment Income (Loss):
Office properties	$—	$(9,349)
Apartment properties	3,689,679	4,330,870
Retail properties	5,790,969	6,020,523
Storage properties	364,049	143,335
Other (including interest income, investment management fees, etc.)	(3,760,645)	(3,718,894)
Total Net Investment Income	$6,084,052	$6,766,485
Net Recognized Gain (Loss) on Real Estate Investments:
Hotel properties	—	—
Retail properties	—	—
Net Recognized Gain (Loss) on Real Estate Investments	$—	$—
Net Unrealized Appreciation (Depreciation) on Real Estate Investments:
Apartment properties	$4,631,844	$5,639,266
Hotel properties	—	709
Retail properties	(7,142,597)	(4,024,229)
Storage properties	2,484,692	23,398
Net Unrealized Appreciation (Depreciation) on Real Estate Investments	(26,061)	1,639,144
Net Recognized and Unrealized Gain (Loss) on Real Estate Investments	$(26,061)	$1,639,144
Increase/(Decrease) in Net Assets	$6,057,991	$8,405,629
OFFICE PROPERTIES

Year Ended December 31,	Net Investment Income/(Loss) 2019	Net Investment Income/(Loss) 2018	Recognized/ Unrealized Gain/(Loss) 2019	Recognized/ Unrealized Gain/(Loss) 2018	Occupancy 2019	Occupancy 2018
Property
Nashville, TN (1)	—	(4,876)	—	—	N/A	N/A
Brentwood, TN (2)	—	(4,473)	—	—	N/A	N/A
	$—	$(9,349)	$—	$—

(1)	The Nashville, TN property was sold in 2015.

(2)	The Brentwood, TN property was sold in 2013.

Net investment income/(loss)
Net investment income attributable to the General Partners’ controlling interest for the Partnership’s office properties was $0 million for the year ended December 31, 2019, which represents a decrease of losses of approximately $0.009 million from the prior year. The prior year activity represents post-closing expenses.

APARTMENT PROPERTIES

Year Ended December 31,	Net Investment Income/(Loss) 2019	Net Investment Income/(Loss) 2018	Recognized/Unrealized Gain/(Loss) 2019	Recognized/Unrealized Gain/(Loss) 2018	Occupancy 2019	Occupancy 2018
Property
Austin, TX	$1,093,741	$909,440	$1,777,139	$2,340,290	93%	94%
Charlotte, NC	466,899	1,506,690	116,486	(1,246,843)	94%	96%
Seattle, WA #1	736,655	733,609	1,153,571	70,935	95%	85%
Seattle, WA #2	1,051,121	797,753	670,869	1,529,008	98%	93%
Maplewood, NJ	353,097	383,378	(121,519)	72,603	88%	88%
Chicago, IL	(11,834)	—	1,035,298	2,873,273	53%	N/A
	$3,689,679	$4,330,870	$4,631,844	$5,639,266

Net investment income/(loss)
Net investment income attributable to the General Partners’ controlling interest for the Partnership’s apartment properties was approximately $3.7 million for the year ended December 31, 2019, which represents a decrease of approximately $0.6 million from the prior year. Approximately $0.9 million of the decrease is due to a capitalization of historical renovation capital expenses as a component of real estate investment cost which resulted in a corresponding $0.9 million unrealized loss in the Charlotte, NC property in the prior year. Partially offsetting this is a $0.3 million increase in income in the Seattle, WA #2 property in the current year, mainly due to reduced occupancy in the first half of the prior year.
Recognized and unrealized gain/(loss)
The apartment properties owned by the Partnership produced a net unrealized gain attributable to the General Partners’ controlling interest of approximately $4.6 million for the year ended December 31, 2019 compared with a net unrealized gain attributable to the General Partners’ controlling interest of approximately $5.6 million from the prior year. The net unrealized gain attributable to the General Partners’ controlling interest for the year ended December 31, 2019 was primarily due to continued strong fundamentals in tech-driven markets which supported the Seattle, WA #1, Seattle, WA #2, and Austin, TX properties. In addition, the Chicago, IL property achieved gains as it is nearing development completion, and the unrealized gains at the Charlotte, NC property are mainly due to the capitalization of historical renovation capital expenses as a component of real estate investment cost which resulted in a $.09 million unrealized loss in the prior year.
RETAIL PROPERTIES

Year Ended December 31,	Net Investment Income/(Loss) 2019	Net Investment Income/(Loss) 2018	Recognized/Unrealized Gain/(Loss) 2019	Recognized/Unrealized Gain/(Loss) 2018	Occupancy 2019	Occupancy 2018
Property
Hampton, VA	$661,351	$1,291,778	$(2,742,444)	$(1,920,369)	48%	50%
Ocean City, MD	1,173,021	1,022,486	(470,956)	(720,372)	96%	98%
Westminster, MD	1,358,662	1,187,596	(3,502,311)	(453,736)	96%	97%
Dunn, NC (1)	—	(2,393)	—	—	N/A	N/A
Roswell, GA	1,274,214	1,292,607	48,423	(507,860)	100%	98%
North Fort Myers, FL	529,405	488,883	(1,231,530)	(121,892)	88%	88%
Roswell, GA (2)	—	(14,004)	—	—	N/A	N/A
Norcross, GA	794,316	753,570	756,221	(300,000)	100%	100%
	$5,790,969	$6,020,523	$(7,142,597)	$(4,024,229)
(1) The Dunn, NC property was sold in 2017.
(2) The Roswell, GA property was sold in 2009.

Net investment income/(loss)
Net investment income attributable to the General Partners’ controlling interest for the Partnership’s retail properties was approximately $5.8 million for the year ended December 31, 2019, which represents a decrease of approximately $0.2 million from the prior year. Approximately $0.6 million of the decrease is due to lower rental revenues at the Hampton, VA property due to anchor and junior anchor tenant vacancies. Partially offsetting this is a $0.4 million increase in rental revenue from termination fees and rental concessions burning off in the Ocean City, MD and Westminster, MD properties.
Recognized and unrealized gain/(loss)
The retail properties owned by the Partnership produced a net unrealized loss attributable to the General Partners’ controlling interest of approximately $7.1 million for the year ended December 31, 2019, compared with a net unrealized loss attributable to the General Partners’ controlling interest of approximately $4.0 million from the prior year. The net unrealized loss attributable to the General Partners’ controlling interest for the year ended December 31, 2019 was most notable at the Hampton, VA, North Fort Myers, FL, and Westminster, MD properties. These properties are in tertiary locations which impacted rental rates and the North Fort Myers, FL and Hampton, VA properties have vacancies that have not yet leased, which increased risk. Partially offsetting this is a $1.1 million unrealized gain at the Norcross, GA property due to an increase in average contract rent and two current tenants signing lease renewals thereby reducing downtime and lease up costs.
HOTEL PROPERTIES

Year Ended December 31,	Net Investment Income/(Loss) 2019	Net Investment Income/(Loss) 2018	Recognized/ Unrealized Gain/(Loss) 2019	Recognized/Unrealized Gain/(Loss) 2018	Occupancy 2019	Occupancy 2018
Property
Lake Oswego, OR (1)	$—	$—	$—	$709	N/A	N/A
(1) The property was sold in 2014.

Recognized and Unrealized gain/(loss)
The unrealized gain attributable to the General Partners’ controlling interest for the Partnership’s former hotel property, which was sold in 2014, was $0 million for the year ended December 31, 2019, compared to an unrealized gain of $0.0007 million for the year ended December 31, 2018. The prior year activity represents post-closing expenses.
STORAGE PROPERTIES

	Net Investment Income/(Loss) 2019	Net Investment Income/(Loss) 2018	Recognized/Unrealized Gain/(Loss) 2019	Recognized/Unrealized Gain/(Loss) 2018	Occupancy 2019	Occupancy 2018
Property
Miami, FL	$364,049	$143,335	$2,484,692	$23,398	94%	68%

Net investment income/(loss)
Net investment income attributable to the General Partners’ controlling interest related to the Partnership’s storage property was $0.4 million for the year ended December 31, 2019, compared to $0.1 million for the year ended December 31, 2018. This property was acquired vacant in August 2017 and has been in lease-up since that time.
Recognized and Unrealized gain/(loss)
The storage property owned by the Partnership produced a net unrealized gain attributable to the General Partners’ controlling interest of approximately $2.5 million for the year ended December 31, 2019, compared to a net unrealized gain of $0.02 million for the year ended December 31, 2018. This property achieved gains as it is nearing stabilized occupancy.

Other
Other net investment expense mainly includes investment management fees, other portfolio level expenses and interest income. Other net investment expense attributable to the General Partners’ controlling interest was approximately $3.76 million for the year ended December 31, 2019, which represents an increase of approximately $0.04 million from the prior year. The increase in other net investment expense is primarily due to a slight increase in investment management fees.

(c) Inflation
A majority of the Partnership's leases with its commercial tenants provide for recoveries of expenses based upon the tenant's proportionate share of, and/or increases in real estate taxes and certain operating costs, which may partially reduce the Partnership's exposure to increases in operating costs resulting from inflation. The Partnership is not able to recover any expenses in unleased space.
Critical Accounting Policies
The preparation of financial statements in conformity with U.S. GAAP requires the application of accounting policies that often involve a significant degree of judgment. Management reviews critical estimates and assumptions on an ongoing basis. If management determines, as a result of its consideration of facts and circumstances, that modifications in assumptions and estimates are appropriate, results of operations and financial position as reported in the audited financial statements of the Real Property Account and the consolidated financial statements of the Partnership may change significantly.
The following sections discuss the critical accounting policies applied in preparing the financial statements of the Real Property Account and the consolidated financial statements of the Partnership that are most dependent on the application of estimates and assumptions.
Valuation of Investments
Real estate investments are carried at fair value. Properties owned are initially recorded at the purchase price plus closing costs. Development costs and major renovations are capitalized as a component of cost, and routine maintenance and repairs are charged to expense as incurred. Real estate costs include the cost of acquired property, including all the tangible and intangible assets. Tangible assets include the value of all land, building and tenant improvements at the time of acquisition. Intangible assets include the value of any above and below market leases, in-place leases, and tenant relationships at the time of acquisition.
In general, fair value estimates are based upon property appraisal reports prepared by independent real estate appraisers (members of the Appraisal Institute or an equivalent organization) within a reasonable amount of time following acquisition of the real estate and no less frequently than annually thereafter. The Chief Real Estate Appraiser of PGIM, Inc. (“PGIM”) is responsible for assuring that the valuation process provides independent and reasonable property fair value estimates. PGIM is an indirectly owned subsidiary of Prudential Financial. An unaffiliated third party has been appointed by PGIM to assist the Chief Real Estate Appraiser in maintaining and monitoring the independence and the accuracy of the appraisal process. The fair value of real estate investments does not reflect the transaction sale costs, which may be incurred upon disposition of the real estate investments.
The purpose of an appraisal is to estimate the fair value of real estate as of a specific date. In accordance with FASB authoritative guidance on fair value measurements and disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The estimate of fair value is based on the conventional approaches to value, all of which require the exercise of subjective judgment. The three approaches are: (1) current cost of reproducing the real estate less deterioration and functional and economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable real estate in the market. Key inputs and assumptions include rental income and expense amounts, related rental income and expense growth rates, discount rates and capitalization rates. In the reconciliation of these three approaches, the independent appraiser uses one or a combination of them to determine the approximate value for the type of real estate in the market.
Cash equivalents include short-term investments with maturities of three months or less when purchased.
Other Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements of the Real Property Account and the consolidated financial statements of the Partnership and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ITEM 3. Quantitative and Qualitative Disclosures about Market Risk
The table below discloses the Partnership’s investment level debt as of December 31, 2019. The fair value of the Partnership’s long-term investment level debt is affected by changes in market interest rates. The following table presents principal cash flows based upon maturity dates of the debt obligations and the related weighted-average interest rates by expected maturity dates for the debt.

Investment level debt ($ in 000s), including current portion	2020	2021	2022	2023	2024	Thereafter	Total	Estimated Fair Value
Weighted Average Fixed Interest Rate	4.04%	4.08%	3.82%	3.66%	3.85%	3.42%	3.81%
Future Annual Principal Payments	$8,708	$43,589	$12,868	$11,452	$210	$19,216	$96,043	$96,664
Credit Risk – The Partnership is exposed to market risk from tenants. While the Partnership has not experienced any significant credit losses, in the event of significant increases in interest rates and/or an economic downturn, tenant delinquencies could increase and result in losses to the Partnership and the Real Property Account that could adversely affect operating results and liquidity.
Market Conditions
This commentary was prepared during an extraordinary period of market volatility, and we have limited visibility into the severity and duration of the disruption caused by measures to combat the COVID-19 outbreak in the United States, which is where each of the Partnership’s properties is located. While the specifics of the COVID-19 shock to real estate markets are without recent precedent, as of March 2020 there was already a sudden and unexpected drop in demand. There is now a substantial likelihood that the current turmoil does induce a recession, in which case we expect that rents will fall and vacancies will rise.
Severity of the potential impact of the COVID-19 outbreak will vary by property type; however, assuming the effects are similar to the average of the last three recessions, the magnitude in net operating income losses will differ by individual property, property sector, and, likely, within sectors as well. In terms of geographic impact, we expect higher beta markets are likely to be more affected by a downturn than more diversified ones.
Property Markets
Real estate market fundamentals continue to hold steady and returns are stable, supporting an active real estate investment environment. Returns have stabilized and the outlook is supported by the constrained supply cycle and sustained rental growth. Today’s investments should be supported by structural drivers such as supply-constrained apartment and office markets with long-term demand growth, demand for infill logistics near large population centers, and mixed-use environments. Transactions activity remained near historically high levels in 2019, with liquidity rising for all major property types except for retail. Annual sales volume came in slightly below 2018 levels, due largely to the decline in entity-level transactions; individual asset and portfolio-level sales, however, remain strong, with deal volume up more than 10% from the previous year. Canadian investors continue to dominate cross-border capital flows into U.S. real estate, while investors from other regions are pulling back. Total core returns remain settled in the 5-7% range; while income returns have been generally stable, appreciation has moderated. Industrial continues to outperform by a wide margin, whereas retail remains out of favor, having seen total returns fall to the low single-digits amid declining capital values, driven primarily by the mall segment. Cap rates have been generally stable even as the 10-year Treasury yield has remained below 2% since early August. Current conditions should help sustain investment activity; we expect continued income growth across most property types and interest rates supporting real estate values over the near-term.
Apartment: The Apartment sector has historically been one of the more resilient property types during economic downturns, maintaining high occupancy via rent discounting. Necessity housing, including manufactured and regulated affordable housing have been less cyclical during downturns than discretionary housing, including Class A apartments.
Retail: Due to business disruptions, we expect retail properties to see the most direct impact in the near-term. Within the retail sector, however, necessity retail, notably grocery-anchored, should be the most resilient, particularly as existing stores remain the most prevalent infrastructure used for grocery delivery. However, discretionary retail, including malls and lifestyle centers, are likely to see greater impacts on net operating incomes; as these properties were already under pressure on both the revenue and expense sides.
Office: The office sector has historically demonstrated the most volatility over the course of business cycles, generally seeing the most significant peak-to-trough declines in net operating incomes. Additionally, the nature of office market leases, which tend to range from 5-10 years, means that while impacts on net operating incomes may be somewhat cushioned in the near-term, the effects could be experienced for a prolonged period.
Industrial: Industrial properties are likely to demonstrate more resilience in the near term, given ongoing demand for direct-to-consumer delivery. However, disruptions to the supply chain and a broader economic slowdown would weigh on demand and net operating incomes longer-term, with the added caveat that rent gains have been extraordinary over the past five years so there may be more room to fall than historic norms.

Storage: We expect self-storage net operating incomes to come under increased pressure in the near term. Storage properties have historically tended to experience declining occupancies and rents during economic downturns, adding further pressure to a sector already experiencing the impact of oversupply.

Currently, we do not have a view on how the COVID-19 situation will impact cap rates. The continuum of possibilities ranges from positive to negative for real estate values. If the downturn is shallow or short, cap rates could remain stable or fall. Value losses could quickly turn to gains in a mild downturn, as they did in 2001 to 2002. Conversely, in a more severe downturn, despite near-zero interest rates, cap rates would likely rise because investors will assume future net operating income will decline. Value losses could be sharp but short, as they were in the 2008 to 2009 downturn. If the resultant economic recovery is more prolonged, value losses could persist longer, as they did in the early 1990s.

Potential Impacts to the Partnership

The potential impact of the COVID-19 outbreak on the Partnership’s results of operations and financial position is therefore variable, and will depend on numerous factors, including the effectiveness of vaccines and the rate of contagion, the regions of the United States most affected and the effectiveness of treatment for the infected population. The operations of the Partnership’s properties will be negatively affected if the properties’ employees are quarantined as a result of exposure to the virus or government-imposed restrictions on movement. In addition to the potential consequences listed above, these same factors may cause prospective tenants of the Partnership to delay their leasing decisions or choose to lease less space. Existing tenants of the Partnership may seek temporary or permanent relief from their rental contracts, including requests for rent reductions, rent holidays, etc. Further, existing tenants of the Partnership may delay and/ or cease to service their outstanding tenant receivables, potentially exposing the Partnership to an increase in uncollectible accounts.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.

Directors, Executive Officers and Corporate Governance
THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
DIRECTORS
THOMAS J. BALTIMORE, JR. - Director. Chair, Investment Committee; Chair, Executive Committee; Chair, Risk Committee; Member, Compensation Committee. Mr. Baltimore is Chairman, President and Chief Executive Officer of Park Hotels & Resorts, Inc., and a director of AutoNation, Inc. and Park Hotels & Resorts Inc. Age 56.
GILBERT F. CASELLAS - Director. Chair, Corporate Governance and Business Ethics Committee; Member, Executive Committee; Member, Risk Committee. Mr. Casellas is the former Chairman of OMNITRU. Age 67.
ROBERT M. FALZON - Director. Mr. Falzon is Vice Chair of Prudential Financial, Inc. and The Prudential Insurance Company of America. Age 60.
MARTINA HUND-MEJEAN - Director. Member, Audit Committee. Ms. Hund-Mejean is the former Chief Financial Officer of MasterCard Worldwide. Age 59.
KARL J. KRAPEK - Director. Chair, Compensation Committee; Member, Executive Committee; Member, Risk Committee. Mr. Krapek is the former President and Chief Operating Officer, United Technologies Corporation, and a director of Northrop Grumman Corporation and Pensare Acquisition Corporation. Age 71.
PETER R. LIGHTE - Director.  Member, Investment Committee; Member, Corporate Governance and Business Ethics Committee.  Mr. Lighte is the former Vice Chairman, J.P. Morgan Corporate Bank, China, and the founding Chairman of J.P. Morgan Chase Bank, China.  Age 70.
CHARLES F. LOWREY - Director. Member, Executive Committee. Mr. Lowrey is the Chairman, Chief Executive Officer and President of Prudential Financial, Inc. and The Prudential Insurance Company of America. Age 61.
GEORGE PAZ - Director.  Member, Audit Committee.  Mr. Paz is the former Chairman and Chief Executive Officer of Express Scripts Holding Company, and a director of Honeywell International Inc. Age 64.
SANDRA PIANALTO - Director.  Member, Corporate Governance and Business Ethics Committee; Member, Finance Committee.  Ms. Pianalto is the former President and Chief Executive Officer of the Federal Reserve Bank of Cleveland, and a director of the Eaton Corporation plc, FirstEnergy Corp. and The J.M. Smucker Company.  Age 65.
CHRISTINE A. POON - Director. Chair, Finance Committee; Member, Investment Committee; Member, Executive Committee; Member, Risk Committee. Ms. Poon is the Executive-In-Residence at the Max M. Fisher College of Business at The Ohio State University, and a director of Koninklijke Phillips Electronics NV, Regeneron Pharmaceuticals and The Sherwin-Williams Company. Age 67.
DOUGLAS A. SCOVANNER - Director. Chair, Audit Committee; Member, Executive Committee; Member, Risk Committee. Mr. Scovanner is the Founder and Managing Member of Comprehensive Financial Strategies, LLC. Age 64.
MICHAEL A. TODMAN - Director.  Member, Compensation Committee; Member, Finance Committee.  Mr. Todman is the former Vice Chairman of the Whirlpool Corporation, and a director of Brown-Forman Corporation and Newell Brands.  Age 62.

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
EXECUTIVE OFFICERS **

LUCIEN A. ALZIARI - Executive Vice President and Chief Human Resources Officer, Prudential. Age 60.
ROBERT M. FALZON - Vice Chair, Prudential. Age 60.
STACEY GOODMAN - Executive Vice President and Chief Information Officer, Prudential. Age 57.
TIMOTHY P. HARRIS - Executive Vice President and General Counsel, Prudential. Age 59.
CHARLES F. LOWREY - Chairman, Chief Executive Officer and President, Prudential. Age 61.
TIMOTHY L. SCHMIDT - Senior Vice President and Chief Investment Officer, Prudential. Age 60.
NICHOLAS C. SILITCH - Senior Vice President and Chief Risk Officer, Prudential. Age 58.
SCOTT G. SLEYSTER - Executive Vice President and Head of International Businesses, Prudential. Age 59.
ANDREW F. SULLIVAN - Executive Vice President and Head of U.S. Businesses, Prudential. Age 49.
KENNETH Y. TANJI - Executive Vice President and Chief Financial Officer, Prudential. Age 53.

CANDACE J. WOODS - Senior Vice President and Chief Actuary, Prudential. Age 58.

** Principal Officers of The Prudential Insurance Company of America hold comparable positions with Prudential Financial, Inc.

Code of Ethics
We have adopted Prudential Financial’s code of business conduct and ethics, known as “Making the Right Choices,” which applies to our Chief Executive Officer, Chief Financial Officer and our Principal Accounting Officer, as well as to our directors and all other employees. Making the Right Choices is posted on Prudential Financial’s website at www.investor.prudential.com.
In addition, we have adopted Prudential Financial’s Corporate Governance Guidelines, which we refer to herein as the “Corporate Governance Principles and Practices.” Prudential Financial’s Corporate Governance Principles and Practices are available free of charge at www.investor.prudential.com.
Executive Compensation
The Real Property Account does not pay any fees, compensation or reimbursement to any Director or Officer of the Registrant.
Certain Relationships and Related Transactions, and Director Independence
See Related Party Transactions in Note 10 of Notes to the Consolidated Financial Statements of the Partnership.
The Registrant is a separate investment account of The Prudential Insurance Company of America ("Prudential"), which is a wholly-owned subsidiary of Prudential Financial. All Directors and Executive Officers of the Registrant are employees and officers of Prudential.
Principal Accounting Fees and Services
The Audit Committee of the Board of Directors of Prudential Financial has appointed PricewaterhouseCoopers, LLP as the independent registered public accounting firm of Prudential Financial and certain of its domestic and international subsidiaries, including the Registrant. The Audit Committee has established a policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent auditor. Fees related to such services are hereby incorporated by reference to the section entitled Item 2 - Ratification of the Appointment of Independent Auditors in Prudential Financial's definitive proxy statement for the Annual Meeting of Shareholders to be held on May 12, 2020, to be filed by Prudential Financial with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2019.

Financial Statements and Supplementary Data

Other

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101.CAL -XBRL	Taxonomy Extension Calculation Linkbase Document.

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Report of Independent Registered Public Accounting Firm

To the Board of Directors of
The Prudential Insurance Company of America
and the Contract Owners of
The Prudential Variable Contract Real Property Account

Opinion on the Financial Statements

We have audited the accompanying statements of net assets of The Prudential Variable Contract Real Property Account (the "Account") as of December 31, 2019 and 2018, and the related statements of operations and changes in net assets for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Account as of December 31, 2019 and 2018, and the results of its operations and changes in its net assets for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Prudential Insurance Company of America’s management. Our responsibility is to express an opinion on the Account’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of the investment owned as of December 31, 2019 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 30, 2020

We have served as the Account’s auditor since 1996.

FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 2019 and 2018

	December 31, 2019	December 31, 2018
ASSETS
Investment in The Prudential Variable Contract Real Property Partnership	$95,579,179	$93,006,006
Net Assets	$95,579,179	$93,006,006
NET ASSETS, representing:
Equity of contract owners	$68,738,863	$70,813,085
Equity of The Prudential Insurance Company of America	26,840,316	22,192,921
	$95,579,179	$93,006,006
Portfolio shares held	1,838,524	1,838,524
Portfolio net asset value per share	$51.99	$50.59
Contract owner units outstanding	19,067,779	20,020,744

STATEMENTS OF OPERATIONS
For the years ended December 31, 2019, 2018 and 2017

	December 31, 2019	December 31, 2018	December 31, 2017
INVESTMENT INCOME
Net investment income allocated from The Prudential Variable Contract Real Property Partnership	$2,584,242	$2,864,421	$2,807,614
EXPENSES
Charges for mortality and expense risk, and for administration	537,831	553,452	548,820
NET INVESTMENT INCOME	2,046,411	2,310,969	2,258,794
NET RECOGNIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net unrealized appreciation (depreciation) on investments allocated from The Prudential Variable Contract Real Property Partnership	(11,069)	692,575	2,098,833
Net recognized gain (loss) on investments allocated from The Prudential Variable Contract Real Property Partnership	—	—	(562,670)
NET GAIN (LOSS) ON INVESTMENTS	(11,069)	692,575	1,536,163
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$2,035,342	$3,003,544	$3,794,957
STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 2019, 2018 and 2017

	December 31, 2019	December 31, 2018	December 31, 2017
OPERATIONS
Net investment income	$2,046,411	$2,310,969	$2,258,794
Net unrealized appreciation (depreciation) on investments allocated from The Prudential Variable Contract Real Property Partnership	(11,069)	692,575	2,098,833
Net recognized gain (loss) on investments allocated from The Prudential Variable Contract Real Property Partnership	—	—	(562,670)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	2,035,342	3,003,544	3,794,957
CAPITAL TRANSACTIONS
Net contributions (withdrawals) by contract owners	(3,439,649)	(2,431,405)	(3,264,422)
Net contributions (withdrawals) by The Prudential Insurance Company of America	3,977,480	1,188,050	2,037,750
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CAPITAL TRANSACTIONS	537,831	(1,243,355)	(1,226,672)
TOTAL INCREASE (DECREASE) IN NET ASSETS	2,573,173	1,760,189	2,568,285
NET ASSETS
Beginning of year	93,006,006	91,245,817	88,677,532
End of year	$95,579,179	$93,006,006	$91,245,817
The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2019

Note 1: General
The Prudential Variable Contract Real Property Account (the “Real Property Account” or the “Registrant”) was established on November 20, 1986 by resolution of the Board of Directors of The Prudential Insurance Company of America (“Prudential” or the “Company”), as a separate investment account pursuant to New Jersey law and is registered under the Securities Act of 1933, as amended. Prudential is a wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”). The assets of the Real Property Account are segregated from Prudential’s other assets. The Real Property Account is used to fund benefits under certain variable life insurance and variable annuity contracts issued by Prudential. These products are Variable Appreciable Life (“PVAL”, “PVAL $100,000+ Face Value,” and “CVAL”), Discovery Plus (“PDISCO+”), and Variable Investment Plan (“VIP”).
The assets of the Real Property Account are invested in The Prudential Variable Contract Real Property Partnership (the “Partnership”). The Partnership is the investment vehicle for assets allocated to the real estate investment option under certain variable life insurance and variable annuity contracts. The Real Property Account, along with Pruco Life Variable Contract Real Property Account and Pruco Life of New Jersey Variable Contract Real Property Account, are the sole investors in the Partnership. These financial statements should be read in conjunction with the accompanying audited consolidated financial statements of the Partnership.
The Partnership has a policy of investing at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans.
Note 2: Summary of Significant Accounting Policies
A.    Basis of Accounting
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Real Property Account has evaluated subsequent events through the date these financial statements were issued.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include valuation of the investment in the Partnership.
B.    Investment in Partnership Interest
The investment in the Partnership is based on the Real Property Account’s proportionate interest of the Partnership’s fair value. At December 31, 2019 and 2018, the Real Property Account’s share of the general partners' controlling interest of the Partnership was 42.5% or 1,838,524 shares and 42.5% or 1,838,524 shares, respectively. Properties owned by the Partnership are illiquid and their fair value is based on estimated fair value as disclosed in the notes to the consolidated financial statements of the Partnership.
C.    Income Recognition
Net investment income or loss and recognized gains and losses are allocated based upon the average daily net assets for the investment in the Partnership. Amounts are based on the Real Property Account’s proportionate interest in the Partnership. All changes in fair value are recorded as net change in unrealized appreciation (depreciation) on investments in the Statement of Operations.
D.    Equity of The Prudential Insurance Company of America
Prudential maintains a position in the Real Property Account for liquidity purposes, including unit purchases and redemptions, Partnership share transactions, and expense processing. The position does not affect contract owners’ accounts or the related unit values.
There were no cash transactions at the Real Property Account level for the years ended December 31, 2019, 2018, and 2017 as all of the transactions are settled by Prudential on behalf of the Real Property Account through a redemption or an issuance of units. Therefore, no statement of cash flows is presented for the years ended December 31, 2019, 2018, and 2017.
Note 3:     Taxes
Prudential is taxed as a “life insurance company”, as defined by the Internal Revenue Code. The results of operations of the Real Property Account form a part of Prudential Financial’s consolidated federal tax return. Under current federal, state and local law, no federal, state or local income taxes are payable by the Real Property Account. As such, no provision for the tax liability has been recorded in these financial statements. Prudential management will review periodically the status of the policy in the event of changes in the tax law.

NOTES TO THE FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2019

Note 4: Net Contributions (Withdrawals) by Contract Owners
Net contributions (withdrawals) by contract owners(1) for the Real Property Account by product for the years ended December 31, 2019, 2018 and 2017 were as follows:

December 31, 2019	VIP & PDISCO+	CVAL, PVAL & PVAL $100,000+ face value	TOTAL
Contract owner net payments	$789	$2,364,876	$2,365,665
Policy loans	—	(1,663,411)	(1,663,411)
Policy loan repayments and interest	—	1,276,514	1,276,514
Surrenders, withdrawals and death benefits	(152,845)	(3,179,843)	(3,332,688)
Net transfers from/(to) other subaccounts or fixed rate option	(25,510)	(575,622)	(601,132)
Miscellaneous transactions	4	(2,762)	(2,758)
Administrative and other charges	(425)	(1,481,414)	(1,481,839)
	$(177,987)	$(3,261,662)	$(3,439,649)

December 31, 2018	VIP & PDISCO+	CVAL, PVAL & PVAL $100,000+ face value	TOTAL
Contract owner net payments	$813	$2,608,116	$2,608,929
Policy loans	—	(878,737)	(878,737)
Policy loan repayments and interest	—	1,440,781	1,440,781
Surrenders, withdrawals and death benefits	(165,359)	(3,435,377)	(3,600,736)
Net transfers from/(to) other subaccounts or fixed rate option	62,417	(629,948)	(567,531)
Miscellaneous transactions	23	11,351	11,374
Administrative and other charges	(345)	(1,445,140)	(1,445,485)
	$(102,451)	$(2,328,954)	$(2,431,405)

December 31, 2017	VIP & PDISCO+	CVAL, PVAL & PVAL $100,000+ face value	TOTAL
Contract owner net payments	$636	$2,544,753	$2,545,389
Policy loans	—	(974,618)	(974,618)
Policy loan repayments and interest	—	1,391,042	1,391,042
Surrenders, withdrawals and death benefits	(237,974)	(4,150,301)	(4,388,275)
Net transfers from/(to) other subaccounts or fixed rate option	(25,448)	(195,705)	(221,153)
Miscellaneous transactions	—	256	256
Administrative and other charges	(458)	(1,616,605)	(1,617,063)
	$(263,244)	$(3,001,178)	$(3,264,422)
(1) 2017 contract owner transaction amounts were reclassified in 2018 to conform to the current presentation.
Note 5: Partnership Distributions
For the year ended December 31, 2019, the Partnership made no distributions. For the year ended December 31, 2018, the Partnership distributed a total of $5.0 million, which occurred on December 27, 2018. The Real Property Account's share of this distribution was $1.8 million. For the year ended December 31, 2017, the Partnership distributed a total of $5.0 million which occurred on December 28, 2017. The Real Property Account's share of this distribution was $1.8 million.
For the years ended December 31, 2019, 2018 and 2017, there were no purchases of the Partnership by the Real Property Account.

NOTES TO THE FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2019

Note 6: Unit Activity
The changes in contract owner units outstanding for the Real Property Account by product for the years ended December 31, 2019, 2018 and 2017 were as follows:

December 31, 2019
	VIP & PDISCO+	CVAL, PVAL & PVAL $100,000+ face value	TOTAL
Units issued:	13,604	204,156	217,760
Units redeemed:	(69,683)	(1,101,042)	(1,170,725)

December 31, 2018
	VIP & PDISCO+	CVAL, PVAL & PVAL $100,000+ face value	TOTAL
Units issued:	20,268	245,420	265,688
Units redeemed:	(52,830)	(903,600)	(956,430)

December 31, 2017
	VIP & PDISCO+	CVAL, PVAL & PVAL $100,000+ face value	TOTAL
Units issued:	726	257,536	258,262
Units redeemed:	(87,972)	(1,129,819)	(1,217,791)

Note 7: Financial Highlights
Prudential sells a number of variable annuity and variable life insurance products. These products have unique combinations of features and fees that are charged against the contract owner’s account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.
In the table below, the contract owner units and net assets, the investment income ratio and the ranges of lowest to highest unit values, expense ratios and total returns are presented for the products offered by Prudential and funded through the Real Property Account. Only product designs within the Real Property Account that had contract owner units outstanding during the respective periods were considered when determining the ranges, which exclude Prudential’s position in the Real Property Account.
The table may not reflect the minimum and maximum contract charges as contract owners may not have selected all available and applicable products offered by Prudential as disclosed in Note 1.

	Units (000’s)	Unit Value Lowest- Highest			Net Assets (000’s)	Investment Income Ratio(1)	Expense Ratio(2) Lowest-Highest			Total Return(3) Lowest-Highest
December 31, 2019	19,068	$3.20	—	$3.81	$68,739	2.74%	0.60%	—	1.20%	1.55%	—	2.16%
December 31, 2018	20,021	$3.15	—	$3.73	$70,813	3.06%	0.60%	—	1.20%	2.65%	—	3.27%
December 31, 2017	20,711	$3.07	—	$3.61	$71,067	3.10%	0.60%	—	1.20%	3.66%	—	4.28%
December 31, 2016	21,671	$2.96	—	$3.46	$71,456	3.51%	0.60%	—	1.20%	3.85%	—	4.47%
December 31, 2015	22,072	$2.85	—	$3.31	$69,745	3.16%	0.60%	—	1.20%	7.83%	—	8.48%

(1)
This amount represents the contract owners' proportionate share of net investment income from the underlying Partnership divided by the contract owners' average daily net assets of the Real Property Account. This ratio excludes those expenses, such as mortality and expense risk and administrative expenses that result in direct reductions in the unit values.

(2)
These amounts represent the annualized contract expenses of the Real Property Account, consisting primarily of mortality and expense risk and administrative charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Partnership are excluded.

NOTES TO THE FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2019

Note 7: Financial Highlights (continued)

(3)
These amounts represent the total return for the periods indicated, including changes in the value of the underlying Partnership, and reflect deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

Prudential also maintains a position in the Real Property Account to provide for property acquisitions and capital expenditure funding needs. The table below reflects information for assets held by Prudential. Charges for mortality and expense risk and administrative expenses are used by Prudential to purchase additional investments in its account resulting in no impact to its net assets.

Net Assets (000’s)
December 31, 2019	$26,840
December 31, 2018	$22,193
December 31, 2017	$20,179
December 31, 2016	$17,222
December 31, 2015	$14,635
Charges and Expenses
A.    Mortality and Expense Risk Charges
Mortality and expense risk charges are determined daily using an effective annual rate of 1.2%, 0.9%, 0.6% and 1.2% for PDISCO+, PVAL, PVAL $100,000 + Face Value and VIP, respectively (for PDISCO+, the 1.2% includes a 0.20% administrative charge). CVAL used the same fees and charges as the PVAL $100,000 + Face Value. Mortality risk is the risk that life insurance contract owners may not live as long as estimated or annuitants may live longer than estimated, and expense risk is the risk that the cost of issuing and administering the contracts may exceed related charges by Prudential. The mortality risk and expense risk charges are assessed through a reduction in unit values.
B.    Cost of Insurance and Other Related Charges
Contract owner contributions are subject to certain deductions prior to being invested in the Real Property Account. The deductions for PVAL and PVAL $100,000 + Face Value are (1) taxes attributable to premiums; and (2) transaction costs which are deducted from each premium payment to cover premium collection and processing costs. Contracts are subject to charges on each basic premium for assuming a guaranteed minimum death benefit risk. This charge compensates Prudential for the risk that an insured may die at a time when the death benefit exceeds the benefit that would have been payable in the absence of a minimum guarantee. These charges are assessed through the redemption of units.
C.    Deferred Sales Charge
A deferred sales charge is imposed upon the withdrawals of certain purchase payments to compensate Prudential for sales and other marketing expenses for PDISCO+ and VIP. The amount of any deferred sales charge will depend on the amount withdrawn and the number of contract years that have elapsed since the contract owner or annuitant made the purchase payments deemed to be withdrawn. As the amount of time that has elapsed since a given purchase payment made increases, the deferred sales charge applicable to that purchase payment generally decreases. No deferred sales charge is made against the withdrawal of investment income. No sales charge is imposed upon death benefit payments or upon transfers made between subaccounts. This deferred sales charge is assessed through the redemption of units.
D.    Partial Withdrawal Charge
A charge is imposed by Prudential on partial withdrawals of the cash surrender value for PVAL and PVAL $100,000 + Face Value. A charge equal to the lesser of $15 or 2% will be made in connection with each partial withdrawal of the cash surrender value of a contract. This charge is assessed through the redemption of units.
E.    Annual Maintenance Charge
An annual maintenance charge, applicable to PDISCO+ and VIP, of $30 will be deducted if and only if the contract account value is less than $10,000 on a contract anniversary or at the time a full withdrawal is effected, including a withdrawal to effect an annuity. The charge is made by reducing accumulation units credited to a contract owner’s account.

NOTES TO THE FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2019

Note 8: Related Party Transactions
The Real Property Account has transactions and relationships with Prudential and other affiliates. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. Prudential and its affiliates perform various services on behalf of the Partnership in which the Real Property Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, postage, transfer agency and various other record keeping and customer service functions.
Note 9: Fair Value Measurements
Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Real Property Account values its investment in the Partnership using the net asset value provided by the Partnership as a practical expedient in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurement.
Properties owned by the Partnership are illiquid and fair value is based on estimates from property appraisal reports prepared by independent real estate appraisers as discussed in the notes to the Partnership’s audited consolidated financial statements. The purpose of an appraisal is to estimate the fair value of real estate as of a specific date. The estimate of fair value of real estate is based on the conventional approaches to value, all of which require the exercise of subjective judgment. The three approaches are: (1) current cost of reproducing the real estate less deterioration and functional and economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable real estate in the market. In the reconciliation of these three approaches, the independent appraiser uses one or a combination of them, to come up with the approximate value for the type of real estate in the market.
The following is a summary of the investment strategy, risks, and redemption provisions of the Partnership:
The Partnership has a policy of investing at least 65% of its assets in direct ownership interests in income-producing real estate, such as office buildings, shopping centers, hotels, apartments or industrial properties, and participating mortgage loans. The Partnership is subject to the risks inherent in the ownership of real property such as fluctuations in occupancy rates and operating expenses and variations in rental schedules. The Partnership properties are also subject to the risk of loss due to certain types of damage, which are either uninsurable or not economically insurable. The Partnership enters into loan agreements with certain lenders to finance its real estate investment transactions. Unfavorable economic conditions could increase related borrowing costs, limit access to the capital markets or result in a decision by lenders not to extend credit to the Partnership. Refer to the Partnership’s audited consolidated financial statements for other related risks.
The Partnership allows for withdrawal of cash, in any amount up to a partner’s value of the Partnership. Ordinarily payment of the amount requested will be made on the day following the request. The Partnership reserves the right to defer such payments for a period of up to six months if the partners or the investment manager determine that there is insufficient cash available and prompt disposition of investments held by the Partnership cannot be made on commercially reasonable terms.
The Real Property Account had no unfunded capital commitments as of December 31, 2019.
Note 10: Subsequent Events

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, and national governments have implemented a range of policies and actions to combat it. The extent of the impact of COVID-19 on world economies, and ultimately on the Partnership in which the Real Property Account invests, is highly uncertain and cannot be predicted at this time. Management will continue to monitor developments, and their impact on the fair value of the Partnership, which may be materially adversely affected if the financial markets and/or the overall economy are impacted for an extended period.

Report of Independent Registered Public Accounting Firm
To the General Partners of
The Prudential Variable Contract Real Property Partnership:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of assets and liabilities, including the consolidated schedules of real estate investments of The Prudential Variable Contract Real Property Partnership and its subsidiaries (the “Partnership”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, of changes in net assets and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes and financial statement schedule listed in the index appearing under Financial Statements and Supplementary Data in Section A (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 30, 2020

We have served as the Partnership's auditor since 1996.

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

	December 31, 2019	December 31, 2018
ASSETS
REAL ESTATE INVESTMENTS - At estimated fair value:
Real estate and improvements (cost: 12/31/2019 - $271,894,576; 12/31/2018 $264,563,021)	$315,006,135	$308,625,398
CASH AND CASH EQUIVALENTS	14,674,526	18,482,283
OTHER ASSETS, NET	4,561,830	3,620,330
Total assets	$334,242,491	$330,728,011
LIABILITIES & PARTNERS’ EQUITY
INVESTMENT LEVEL DEBT (net of deferred financing costs:	$95,408,334	$99,227,994
12/31/2019 - $634,317; 12/31/2018 - $735,660)
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	3,866,920	2,402,186
DUE TO AFFILIATES	912,572	919,749
OTHER LIABILITIES	1,014,437	846,690
Total liabilities	101,202,263	103,396,619
COMMITMENTS AND CONTINGENCIES
NET ASSETS, REPRESENTING PARTNERS’ EQUITY:
GENERAL PARTNERS’ CONTROLLING INTEREST	225,020,906	218,962,915
NONCONTROLLING INTEREST	8,019,322	8,368,477
Total partners' equity	233,040,228	227,331,392
Total liabilities and partners’ equity	$334,242,491	$330,728,011
NUMBER OF SHARES OUTSTANDING AT END OF PERIOD	4,328,414	4,328,414
GENERAL PARTNERS' SHARE VALUE AT END OF PERIOD	$51.99	$50.59
The accompanying notes are an integral part of these consolidated financial statements.

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2019	2018	2017
INVESTMENT INCOME:
Revenue from real estate and improvements	$23,931,779	$23,030,484	$22,502,679
Interest income	352,413	332,915	307,908
Total investment income	24,284,192	23,363,399	22,810,587
INVESTMENT EXPENSES:
Operating	3,109,943	1,955,564	2,734,791
Investment management fees	3,547,036	3,538,463	3,315,214
Real estate taxes	3,093,711	3,084,943	2,760,800
Administrative	4,102,653	3,662,435	3,158,708
Interest expense	3,900,371	3,962,017	3,554,632
Total investment expenses	17,753,714	16,203,422	15,524,145
NET INVESTMENT INCOME (LOSS)	6,530,478	7,159,977	7,286,442
RECOGNIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net proceeds from real estate investments sold	—	—	4,492,622
Less: Cost of real estate investments sold	—	—	10,106,167
Gain (loss) realized from real estate investments sold	—	—	(5,613,545)
Less: Reversal of prior periods' unrealized appreciation (depreciation) on real estate investments sold	—	—	(4,280,908)
Net gain (loss) recognized on real estate investments sold	—	—	(1,332,637)
Change in unrealized appreciation (depreciation) on real estate investments	(950,818)	1,565,175	6,111,349
Change in unrealized appreciation (depreciation) on interest rate cap	—	—	(63)
Net unrealized appreciation (depreciation) on investments held	(950,818)	1,565,175	6,111,286
NET RECOGNIZED AND UNREALIZED GAIN (LOSS)	(950,818)	1,565,175	4,778,649
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$5,579,660	$8,725,152	$12,065,091
Amounts attributable to noncontrolling interest:
Net investment income (loss) attributable to noncontrolling interest	$446,426	$393,492	$629,768
Net gain (loss) recognized on real estate investments sold	—	—	1,419
Net unrealized appreciation (depreciation) attributable to noncontrolling interest	(924,757)	(73,969)	1,134,629
Net increase (decrease) in net assets resulting from operations attributable to noncontrolling interest	$(478,331)	$319,523	$1,765,816
Amounts attributable to general partners’ controlling interest:
Net investment income attributable to general partners’ controlling interest	$6,084,052	$6,766,485	$6,656,674
Net recognized gain (loss) attributable to general partners’ controlling interest	—	—	(1,334,056)
Net unrealized appreciation (depreciation) attributable to general partners’ controlling interest	(26,061)	1,639,144	4,976,657
Net increase (decrease) in net assets resulting from operations attributable to general partners’ controlling interest	$6,057,991	$8,405,629	$10,299,275
The accompanying notes are an integral part of these consolidated financial statements.

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Years Ended December 31,
	2019			2018			2017
	General Partners’ Controlling Interest	Non- controlling Interest	Total	General Partners’ Controlling Interest	Non- controlling Interest	Total	General Partners’ Controlling Interest	Non- controlling Interest	Total
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS:
Net investment income (loss)	$6,084,052	$446,426	$6,530,478	$6,766,485	$393,492	$7,159,977	$6,656,674	$629,768	$7,286,442
Net recognized and unrealized gain (loss)	(26,061)	(924,757)	(950,818)	1,639,144	(73,969)	1,565,175	3,642,601	1,136,048	4,778,649
Increase (decrease) in net assets resulting from operations	6,057,991	(478,331)	5,579,660	8,405,629	319,523	8,725,152	10,299,275	1,765,816	12,065,091
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CAPITAL TRANSACTIONS:
Distributions	—	(59,534)	(59,534)	(5,000,000)	(411,121)	(5,411,121)	(5,000,000)	(816,136)	(5,816,136)
Return of capital	—	—	—	—	—	—	—	(1,688,871)	(1,688,871)
Buy-out of Non Controlling Interest	—	—	—	—	(4,178,171)	(4,178,171)	—	—	—
Contributions	—	188,710	188,710	—	—	—	—	906,721	906,721
Increase (decrease) in net assets resulting from capital transactions	—	129,176	129,176	(5,000,000)	(4,589,292)	(9,589,292)	(5,000,000)	(1,598,286)	(6,598,286)
INCREASE (DECREASE) IN NET ASSETS	6,057,991	(349,155)	5,708,836	3,405,629	(4,269,769)	(864,140)	5,299,275	167,530	5,466,805
NET ASSETS - Beginning of period	218,962,915	8,368,477	227,331,392	215,557,286	12,638,246	228,195,532	210,258,011	12,470,716	222,728,727
NET ASSETS - End of period	$225,020,906	$8,019,322	$233,040,228	$218,962,915	$8,368,477	$227,331,392	$215,557,286	$12,638,246	$228,195,532
The accompanying notes are an integral part of these consolidated financial statements.

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase (decrease) in net assets resulting from operations	$5,579,660	$8,725,152	$12,065,091
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities
Net recognized and unrealized loss (gain)	950,818	(1,565,175)	(4,778,649)
Amortization of deferred financing costs	101,343	311,292	55,066
(Reversal) Provision for allowance for doubtful accounts	—	81,987	20,227
(Increase) decrease in:
Other assets	(868,764)	171,033	(496,581)
Increase (decrease) in:
Accounts payable and accrued expenses	714,702	(653,593)	327,194
Due to affiliates	(7,177)	76,430	27,329
Other liabilities	155,509	164,811	34,466
Net cash flows provided by (used in) operating activities	6,626,091	7,311,937	7,254,143
CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from real estate investments sold	—	—	4,492,622
Investment in real estate and improvements	(6,581,523)	(9,122,744)	(28,735,112)
(Increase) decrease in investment level restricted cash	(72,735)	46,931	(29,730)
Net cash flows provided by (used in) investing activities	(6,654,258)	(9,075,813)	(24,272,220)
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to general partners' controlling interest	—	(5,000,000)	(5,000,000)
Proceeds from investment level debt	—	3,754,385	4,197,083
Principal payments on investment level debt	(3,921,002)	(1,714,507)	(1,326,576)
Contributions from noncontrolling interest	188,709	—	906,721
Return of Capital to noncontrolling interest	—	—	(1,688,871)
Buyout of noncontrolling partner's interest	—	(3,053,566)	—
Distributions to noncontrolling interest	(59,535)	(411,121)	(816,136)
Payment of deferred financing costs	—	(28,923)	—
Increase (decrease) in security deposits payable	12,238	(35,077)	(60,794)
Net cash flows provided by (used in) financing activities	(3,779,590)	(6,488,809)	(3,788,573)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(3,807,757)	(8,252,685)	(20,806,650)
CASH AND CASH EQUIVALENTS - Beginning of period	18,482,283	26,734,968	47,541,618
CASH AND CASH EQUIVALENTS - End of period	$14,674,526	$18,482,283	$26,734,968
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for Interest:	$3,610,741	$3,497,292	$3,297,478
The accompanying notes are an integral part of these consolidated financial statements.

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

CONSOLIDATED SCHEDULES OF REAL ESTATE INVESTMENTS

				2019 Total Rentable Square Feet Unless Otherwise Indicated (Unaudited)	December 31, 2019		December 31, 2018
Property Name	December 31, 2019 Ownership	City, State	Acq. Year (Unaudited)		Cost	Estimated Fair Value	Cost	Estimated Fair Value
APARTMENTS
700 Broadway	CJV	Seattle, WA	2012	59 Units	$23,722,102	$32,200,000	$23,391,661	$30,600,000
Broadstone Crossing	WO	Austin, TX	2007	225 Units	25,395,795	39,100,000	24,572,934	36,500,000
Station House Apartments of Maplewood	WO	Maplewood, NJ	2015	50 Units	20,765,498	20,700,000	20,743,979	20,800,000
Vantage Park	WO	Seattle, WA	2013	91 Units	24,506,534	34,000,000	24,277,404	33,100,000
1325 N. Wells	CJV	Chicago, IL	2015	60 Units	22,711,321	26,800,000	19,769,917	23,088,364
The Reserve At Waterford Lakes	WO	Charlotte, NC	2007	140 Units	16,847,105	17,700,000	16,563,591	17,300,000
		Apartments % as of 12/31/2019		76%	$133,948,355	$170,500,000	$129,319,486	$161,388,364
RETAIL
Hampton Towne Center	WO	Hampton, VA	2003	174,540	$20,570,385	$14,500,000	$20,327,942	$17,000,000
White Marlin Mall	CJV	Ocean City, MD	2002	197,098	31,631,755	38,206,135	29,578,983	37,400,000
Westminster Crossing East, LLC	CJV	Westminster, MD	2006	89,890	17,529,826	19,300,000	17,364,549	22,637,034
Publix at Eagle Landing	WO	North Fort Myers, FL	2014	57,840	8,649,433	8,200,000	8,617,903	9,400,000
Peachtree Corners Market	WO	Norcross, GA	2014	42,185	19,326,495	21,600,000	19,282,716	20,800,000
Village Walk	WO	Roswell, GA	2012	88,504	21,293,302	21,300,000	21,141,725	21,100,000
		Retail % as of 12/31/2019		55%	$119,001,196	$123,106,135	$116,313,818	$128,337,034
Storage
Little Havana	WO	Miami, FL	2017	78,449	$18,945,025	$21,400,000	$18,929,717	$18,900,000
		Storage % as of 12/31/19		10%	$18,945,025	$21,400,000	$18,929,717	$18,900,000

Total Real Estate Investments at Estimated Fair Value as a percentage of General Partners’ Controlling Interest as of December 31, 2019				141%	$271,894,576	$315,006,135	$264,563,021	$308,625,398
WO - Wholly-Owned Investment
CJV - Consolidated Joint Venture
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2019

December 31, 2019

Note 1: Organization
On April 29, 1988, The Prudential Variable Contract Real Property Partnership (the “Partnership”), a general partnership organized under New Jersey law, was formed through an agreement among The Prudential Insurance Company of America (“Prudential”), a wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), Pruco Life Insurance Company (“Pruco Life”), a wholly-owned subsidiary of Prudential, and Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”), a wholly-owned subsidiary of Pruco Life. The Partnership was established as a means by which assets allocated to the real estate investment option under certain variable life insurance and variable annuity contracts issued by the respective companies could be invested in a commingled pool. The partners in the Partnership are Prudential, Pruco Life and Pruco Life of New Jersey (collectively, the “General Partners”), which own 42.5%, 53.0%, and 4.5%, respectively. The General Partners may make additional daily cash contributions to or withdrawals from the Partnership in accordance with the provisions of the Partnership Agreement.
The Partnership’s policy is to invest at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans.
The net asset value per share of the Partnership’s shares is determined daily, consistent with the Partnership Agreement. On each day during which the New York Stock Exchange is open for business, the net asset value of the Partnership is estimated using the estimated fair value of its assets, principally as described in Notes 2B and 2D below, reduced by any liabilities of the Partnership. The periodic adjustments to property values described in Notes 2B and 2D below and other adjustments to previous estimates are made on a prospective basis. There can be no assurance that all such adjustments to estimates will be made timely.
Shares of the Partnership are held by The Prudential Variable Contract Real Property Account, Pruco Life Variable Contract Real Property Account and Pruco Life of New Jersey Variable Contract Real Property Account (the “Real Property Accounts”) and may be purchased and sold at the then current net asset value of the Partnership’s net assets. The net asset value per share is calculated by dividing the net asset value of the Partnership as determined above by the number of shares outstanding. A contract owner participates in the Partnership through interests in the Real Property Accounts.
PGIM Real Estate, is the real estate advisory unit of PGIM, Inc. (“PGIM”), which is an indirectly-owned subsidiary of Prudential Financial. PGIM, through PGIM Real Estate, provides investment advisory services to the Partnership’s partners pursuant to the terms of the Investment Management Agreement as described in Note 10.
Note 2: Summary of Significant Accounting Policies

A.
Basis of Presentation - The accompanying consolidated financial statements of the Partnership included herein have been prepared in accordance with accounting principles generally accepted in the United States of America that are applicable to investment companies. The consolidated financial statements include wholly-owned entities and those real estate joint ventures in which the Partnership has a controlling interest. All significant intercompany balances and transactions have been eliminated upon consolidation. The Partnership has evaluated subsequent events through March 30, 2020, the date these consolidated financial statements were issued.

B.
Management’s Use of Estimates in the Consolidated Financial Statements - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

C.
New Accounting Pronouncements - In August 2018, the FASB issued updated guidance in ASU 2018-13 Fair Value Measurements (Topic 820) to improve the effectiveness of information in the notes to the financial statements by removing modifying and adding required disclosures. The amendments in this update apply to all entities that are required, under existing GAAP, to make disclosures about recurring or nonrecurring fair value measurements. The new guidance is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. This guidance is not expected to have a material impact on the Partnership’s consolidated financial statements.

In February 2016, the FASB issued updated guidance in ASU 2016-02 Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about lease arrangements. In November 2019, the FASB issued ASU 2019-10 which deferred the original effective date of ASU 2016-02. As a result of deferral, the guidance in ASU 2016-02 is effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021 with early adoption permitted. The Partnership is currently assessing the impact of guidance on the Partnership’s consolidated financial statements. The Partnership has appropriately elected to defer compliance with the ASU No. 2016-02, Leases (Topic 842) and follow the nonpublic transition guidance given that the Partnership is a public business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2019

Note 2: Summary of Significant Accounting Policies (continued)

D.
Real Estate Investments - Real estate investments are carried at fair value. Properties owned are initially recorded at the purchase price plus closing costs. Development costs and major renovations are capitalized as a component of cost, and routine maintenance and repairs are charged to expense as incurred. Real estate costs include the cost of acquired property, including all the tangible and intangible assets. Tangible assets include the value of all land, building and tenant improvements at the time of acquisition. Intangible assets include the value of any above and below market leases, in-place leases and tenant relationships at the time of acquisition.

In general, fair value estimates are based upon property appraisal reports prepared by independent real estate appraisers (members of the Appraisal Institute or an equivalent organization) within a reasonable amount of time following acquisition of the real estate and no less frequently than annually thereafter. The Chief Real Estate Appraiser of PGIM is responsible for assuring that the valuation process provides independent and reasonable property fair value estimates. An unaffiliated third party appraisal management firm has been appointed by PGIM to assist the Chief Real Estate Appraiser in maintaining and monitoring the independence and the accuracy of the appraisal process. The fair value of real estate investments does not reflect the transaction sale costs, which may be incurred upon disposition of the real estate investments.
The purpose of an appraisal is to estimate the fair value of real estate as of a specific date. In accordance with FASB authoritative guidance on fair value measurements and disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The estimate of fair value is based on the conventional approaches to value, all of which require the exercise of subjective judgment. The three approaches are: (1) Cost Approach - current cost of reproducing the real estate less deterioration and functional and economic obsolescence; (2) Income Approach - discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by an appropriate factor; and (3) Market Approach - value indicated by recent sales of comparable real estate in the market. In the reconciliation of these three approaches, the independent appraiser uses one or a combination of them, to come up with the approximate value for the type of real estate in the market. Key inputs and assumptions include rental income and expense amounts, related rental income and expense growth rates, discount rates and capitalization rates.
In general, the inputs used in the appraisal process are unobservable, therefore, unless indicated otherwise, real estate investments are classified as Level 3 (see Note 4 for detail) under the FASB authoritative guidance for fair value measurements.
As described above, the estimated fair value of real estate and real estate related assets is generally determined through an appraisal process. These estimated fair values may vary significantly from the prices at which the real estate investments would sell, since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller. These variances could be material to the consolidated financial statements. Although the estimated fair values represent subjective estimates, management believes these estimated fair values are reasonable approximations of market prices and the aggregate estimated value of investments in real estate is fairly presented as of December 31, 2019 and 2018.

E.
Other Assets - Other assets includes both cash for investment level operating activities and capital expenditures maintained by consolidated joint ventures, tenant security deposits by both the wholly-owned and consolidated joint ventures, and investment level restricted cash for wholly-owned and consolidated joint ventures reserved for future payments of investment level debt, real estate taxes and insurance premiums, as well as tenant receivables maintained by wholly-owned and consolidated joint ventures. As of December 31, 2019 and 2018, cash held by joint ventures was $1.4 million and $0.6 million, respectively, and investment level restricted cash held by both wholly owned and consolidated joint ventures was $1.4 million and $1.3 million, respectively. The balances for tenant security deposits held by wholly-owned and consolidated joint ventures were $0.3 million and $0.3 million, as of December 31, 2019 and 2018, respectively. The balances for tenant receivables held by wholly-owned and consolidated joint ventures were $0.5 million and $0.6 million, respectively, for the same periods, which is shown net of allowance for uncollectible accounts of $0.1 million and $0.1 million, respectively, for the same periods.

The Partnership held $0 and $0.1 million as of December 31, 2019 and 2018, respectively, in escrow accounts for property taxes, insurance and various other property related matters as required by certain creditors related to outstanding mortgage loans payable collateralized by certain real estate investments. These amounts are recorded within other assets on the consolidated statements of assets and liabilities.

F.
Investment Level Debt - Investment level debt includes mortgage loans payable on wholly-owned properties and consolidated partnerships and is stated at the principal amount, net of unamortized discount, and unamortized deferred

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2019

Note 2: Summary of Significant Accounting Policies (continued)

financing costs, of the obligations outstanding. At times, the Partnership may assume debt in connection with the purchase of real estate.

G.
Revenue and Expense Recognition - Revenue from real estate is recognized when earned in accordance with the terms of the respective leases. Operating expenses are recognized as incurred. Revenue from certain real estate investments is net of all or a portion of related real estate expenses, as lease arrangements vary as to responsibility for payment of these expenses between tenants and the Partnership. Since real estate investments are stated at estimated fair value, net investment income is not reduced by depreciation or amortization expense. Interest expenses are accrued periodically based on the contractual interest rates and terms of the loans. Interest expenses are included in net investment income in the consolidated statements of operations.

H.
Recognized and Unrealized Gains and Losses - Purchases and sales of investments are accounted for on a settlement date basis as of the date on which the transactions close. Realized gains and losses on sales of investments in real estate are recorded when the transaction meets the definition of a contract, criteria are met for the sale of one or more distinct assets, and control is transferred. The Partnership recognizes a realized gain to the extent that the sales price exceeds the cost of the investment being sold. A realized loss is recognized when the cost exceeds the sales price of the investment being sold. Unrealized appreciation and (depreciation) on investments are recorded as a result of changes in fair value.

I.
Income Taxes - The Partnership is not a taxable entity under the provisions of the Internal Revenue Code. The income and capital gains and losses of the Partnership are attributed, for federal income tax purposes, to the General Partners in the Partnership. The Partnership may be subject to state and local taxes in jurisdictions in which it operates.

J.
Cash and Cash Equivalents - Cash and cash equivalents are comprised of all short-term investments and investments in money market funds with a maximum maturity of three months from the date of acquisition. In the normal course of business, the Partnership maintains cash and cash equivalents in financial institutions which at times may exceed federally insured limits. The Partnership is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Partnership monitors the financial condition of such financial institutions to minimize credit risk exposure.

Note 3: Disclosure of Supplemental Cash Flow and Non-Cash Investing Activities
During 2019, the Partnership had non-cash adjustments of $750K relating to capital expenditure accruals at our 1325 North Wells development asset.
During 2018, a non-cash adjustment totaling $2.0 million was made to real estate and improvements relating to the buyout of our partner on one of our consolidated joint venture assets.

Note 4: Fair Value Measurements
FASB authoritative guidance on fair value measurements and disclosures establishes a fair value measurement framework, provides a single definition of fair value and requires expanded disclosure summarizing fair value measurements. This guidance provides a three-level hierarchy based on the inputs used in the valuation process. The levels in the fair value hierarchy within which the fair value measurements fall are determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:
Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the entity for identical assets or liabilities. These generally provide the most reliable evidence and should be used to measure fair value whenever available.
Level 2 – Fair value is based on inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data.
Level 3 – Fair value is based on significant unobservable inputs for the asset or liability. These inputs reflect the entity’s own assumptions about how market participants would price the asset or liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2019

December 31, 2019

Note 4: Fair Value Measurements (continued)
During the years ended December 31, 2019 and 2018, there were no transfers between Level 1, Level 2 and Level 3.
Please refer to Note 2D for discussion of valuation methodology.
The tables below summarize the assets measured at fair value on a recurring basis and their respective levels in the fair value hierarchy.

	(in 000’s)
	Fair value measurements at December 31, 2019 using
Assets:	Cost at December 31, 2019	Amounts measured at fair value December 31, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Real estate and improvements	$271,895	$315,006	$—	$—	$315,006
Total	$271,895	$315,006	$—	$—	$315,006

	(in 000’s)
	Fair value measurements at December 31, 2018 using
Assets:	Cost at December 31, 2018	Amounts measured at fair value December 31, 2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Real estate and improvements	$264,563	$308,625	$—	$—	$308,625
Total	$264,563	$308,625	$—	$—	$308,625

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2019

December 31, 2019

Note 4: Fair Value Measurements (continued)
The tables below provide a reconciliation of the beginning and ending balances for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2019 and 2018.
(in 000’s)
Fair value measurements using significant unobservable inputs
(Level 3)

Real estate and improvements
Beginning balance, January 1, 2019	$308,625
Net gains (losses) recognized/unrealized included in earnings (or changes in net assets)	(951)
Acquisitions, issuances and contributions	7,332
Dispositions, settlements and distributions	—
Ending balance, December 31, 2019	$315,006
Unrealized gains (losses) for the period relating to Level 3 assets still held at the reporting date	$(951)

(in 000’s)
Fair value measurements using significant unobservable inputs
(Level 3)

Real estate and improvements
Beginning balance, January 1, 2018	$298,178
Net gains (losses) recognized/unrealized included in earnings (or changes in net assets)	1,565
Acquisitions, issuances and contributions	12,090
Dispositions, settlements and distributions	(3,208)
Ending balance, December 31, 2018	$308,625
Unrealized gains (losses) for the period relating to Level 3 assets still held at the reporting date	$1,565

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2019

December 31, 2019

Note 4: Fair Value Measurements (continued)
Fair Value of Financial Instruments Carried at Cost:
The Partnership is required to disclose the fair value of certain financial instruments that are not reported at fair value. These financial instruments include cash and cash equivalents, accounts payable, accrued expenses and mortgages. The carrying amount of cash and cash equivalents, accounts payable and accrued expenses approximate their fair value due to the instruments’ short-term nature. As of December 31, 2019 and 2018, the Partnership’s mortgages on wholly-owned properties and consolidated joint ventures partnerships have an estimated fair value of approximately $96.7 million and $99.1 million, respectively, and a carrying value (amortized cost) of $96.0 million and $100.0 million, respectively. The estimated fair value is based on the amount at which the Partnership would pay to transfer the debt at the reporting date taking into consideration the effect of nonperformance risk, including the Partnership’s own credit risk. The fair value of debt is determined using the discounted cash flow method, which applies certain key assumptions including the contractual terms of the agreement, market interest rates, interest spreads, credit risk, liquidity and other factors. Different assumptions or changes in future market conditions could significantly affect the estimated fair value. Certain significant inputs used in determining the fair value of investment level debt are unobservable, therefore, are considered as Level 3 under the fair value hierarchy.
Quantitative Information Regarding Level 3 Assets:
The tables below represent quantitative information about the significant unobservable inputs used in the fair value measurement of Level 3 assets. Significant changes in any of those inputs in isolation would result in a significant change in the fair value measurement.

	As of December 31, 2019
	Fair Value (in 000’s)	Number of properties in this property type	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Real estate and improvements:
Apartment	$170,500	6	Discounted cash flow	Exit capitalization rate	5.00% - 5.75% (5.31%)
				Discount rate	6.25% - 7.00% (6.55%)
Retail	123,106	6	Discounted cash flow	Exit capitalization rate	5.75% - 8.00% (6.87%)
				Discount rate	6.00% - 9.50% (7.53%)
Storage	21,400	1	Discounted cash flow	Exit capitalization rate	5.75%
				Discount rate	8.50%
	$315,006
	As of December 31, 2018
	Fair Value (in 000’s)	Number of properties in this property type	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Real estate and improvements:
Apartment	$161,388	6	Discounted cash flow	Exit capitalization rate	5.00% - 6.25% (5.36%)
				Discount rate	6.25% - 7.25% (6.63%)
Retail	128,337	6	Discounted cash flow	Exit capitalization rate	5.75% - 7.75% (6.66%)
				Discount rate	6.00% - 9.25% (7.38%)
Storage	18,900	1	Discounted cash flow	Exit capitalization rate	5.75%
				Discount rate	8.75%
	$308,625

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2019

December 31, 2019

Note 5: Investment Level Debt
Investment level debt includes mortgage loans payable as summarized below (in 000’s):

	As of December 31, 2019		As of December 31, 2018	As of December 31, 2019
	100% Principal Balance Outstanding	(Unaudited) Partnership’s Share of Principal Balance Outstanding [1]	100% Principal Balance Outstanding	Interest Rate [2]	Maturity Date	Terms [3]
Mortgages of Wholly-Owned Properties & Consolidated Partnerships
Ocean City, MD	$16,457	$11,633	$16,823	5.49%	2021	P&I
Austin, TX	16,350	16,350	16,350	L(1m)+1.40%	2021	I
Charlotte, NC	10,465	10,465	10,465	L(1m)+1.40%	2021	I
Seattle, WA#1 4	12,930	12,190	13,173	4.22%	2022	P&I
Seattle, WA#2 4	12,002	12,002	12,232	3.84%	2023	P&I
Norcross, GA	10,000	10,000	10,000	3.85%	2025	P&I
Maplewood, NJ	10,175	10,175	10,175	3.42%	2025	I
Chicago, IL	7,664	7,415	10,745	L(1m)+3.00%	2020	I
Total	$96,043	$90,230	$99,963

[1]
Represents the Partnership’s interest in the loan based upon the estimated percentage of net assets which would be distributed to the Partnership if the investment were liquidated at December 31, 2019. It does not represent the Partnership’s legal obligation.

[2]
The Partnership’s weighted average interest rate was 3.91% and 4.07% at December 31, 2019 and 2018, respectively. The weighted average interest rates were calculated using the Partnership’s annual interest expense for each loan (derived using the same percentage as that in (1) above) divided by the Partnership’s share of total debt.

[3]	Loan Terms: I=Interest only, P&I=Principal and Interest (principal payments during term).

4	Seattle, WA#1 -- 700 Broadway. Seattle, WA#2 -- Vantage Park.
As of December 31, 2019, principal amounts of mortgage loans payable on wholly-owned properties and consolidated partnerships are payable as follows:

Year Ending December 31,	(in 000’s)
2020	$8,708
2021	43,589
2022	12,868
2023	11,452
2024	210
Thereafter	19,216
Total Principal Balance Outstanding	$96,043
The mortgage loans payable of wholly-owned properties and consolidated joint ventures are collateralized by real estate investments with an estimated fair value of $230.3 million.
Note 6: Financing, Covenant and Repayment Risks
In the normal course of business, the Partnership enters into loan agreements with certain lenders to finance its real estate investment transactions. Unfavorable economic conditions could increase related borrowing costs, limit access to the capital markets or result in a decision by lenders not to extend credit to the Partnership. There is no guarantee that the Partnership’s borrowing arrangements or ability to obtain leverage will continue to be available, or if available, will be available on terms and conditions acceptable to the Partnership. Further, these loan agreements contain, among other conditions, events of default and various covenants and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2019

December 31, 2019

Note 6: Financing, Covenant and Repayment Risks (continued)
representations. In the normal course of business, the Partnership may be in the process of renegotiating terms for loans outstanding that have passed their maturity dates. At December 31, 2019 and 2018, the Partnership had no outstanding matured loans.
A decline in market value of the Partnership’s assets may also have particular adverse consequences in instances where the Partnership borrowed money based on the fair value of specific assets. A decrease in market value of these assets may result in the lender requiring the Partnership to post additional collateral or otherwise repay these loans.
In the event the Partnership’s current portfolio and investment obligations are not refinanced or extended when they become due, management anticipates that the repayment of these obligations will be provided by operating cash flow, new debt refinancing, and real estate investment sales.
Note 7: Concentration of Risk on Real Estate Investments
Concentration of risk on real estate investments represents the risk associated with investments that are concentrated in certain geographic regions and industries. The Partnership mitigates this risk by diversifying its investments in various regions and different types of real estate investments. Please refer to the consolidated schedules of real estate investments for the Partnership’s diversification on the types of real estate investments.
At December 31, 2019, the Partnership had real estate investments located throughout the United States. The diversification of the Partnership’s holdings based on the estimated fair values and established National Council of Real Estate Investment Fiduciaries ("NCREIF") regions is as follows:

Region	Estimated Fair Value (in 000’s)	Region %
East North Central: IL	$26,800	8.50%
Mideast: MD, NC, VA	89,706	28.48%
Northeast: NJ	20,700	6.57%
Pacific: WA	66,200	21.02%
Southeast: FL, GA	72,500	23.02%
Southwest: TX	39,100	12.41%
Total	$315,006	100.00%
The allocations above are based on 100% of the estimated fair value of wholly-owned properties and consolidated joint ventures.
The Partnership has no significant concentrations of tenants as no single tenant has annual contract rent that makes up more than 10% of the rental income of the Partnership.
At December 31, 2019 and December 31, 2018, there were two partners who each held investments in the Partnership that represented greater than 10% of the Partnership’s net asset value.
Note 8: Leasing Activity
The Partnership leases space to tenants under various operating lease agreements. These agreements, without giving effect to renewal options, have expiration dates ranging from January 31, 2020 to March 31, 2039. At December 31, 2019, the aggregate future minimum base rental payments under non-cancelable operating leases for wholly-owned and consolidated joint venture properties by year are as follows (excluding apartment and storage leases):

Year Ending December 31,	(in 000’s) *
2020	$8,150
2021	7,628
2022	6,749
2023	5,956
2024	4,825
Thereafter	16,436
Total	$49,744

* Certain leases provide for additional rental amounts based upon the recovery of actual operating expenses in excess of specified base amounts, sales volume or contractual increases as defined in the lease agreements. These contractual contingent rentals are not included in the table above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2019

December 31, 2019

Note 9: Commitments and Contingencies
The Partnership is subject to various legal proceedings and claims arising in the ordinary course of business. These matters are generally covered by insurance. In the opinion of the Partnership’s management, the outcome of such matters will not have a significant effect on the financial position and results of operations of the Partnership.
The Partnership has private real estate equity investments for which it is contractually obligated to fund additional capital after its initial investments as well as those in which capital is provided without being contractually obligated to do so. Such additional capital is generally provided in the ordinary course of business to fund recurring and non-recurring capital improvement activities of underlying real estate investments. For the years ended December 31, 2019 and 2018, the Partnership did not fund any contractual obligations on committed capital. The Partnership does not typically provide material non-contractual financial support to investees.
As of December 31, 2019, the Partnership did not have any unfunded debt obligations related to real estate and improvements. Additionally, the Partnership has $0.4 million of equity commitments to fund properties under development.
Certain of the Fund's real estate investments are subject to ground leases maturing through December 30, 2083. These leases are subject to contractually obligated minimum rental amounts through their maturity. As of December 31, 2019, the aggregated future minimum ground lease payments for the consolidated property  White Marlin Mall by year are as follows:

Year Ending December 31,	(in 000’s)
2020	$153
2021	178
2022	178
2023	178
2024	178
Thereafter	17,190
Total	$18,055

Note 10: Related Party Transactions
Pursuant to an investment management agreement, PGIM charges the Partnership a daily investment management fee at an annual rate of 1.25% of the average daily gross asset valuation of the Partnership. For the years ended December 31, 2019, 2018 and 2017, management fees incurred by the Partnership were $3.5 million, $3.5 million, and $3.3 million, respectively.
Note 11: Share Values and Shares Outstanding
The share value and shares outstanding for the general partners' controlling interest at December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018
Share Value	$51.99	$50.59
Shares Outstanding	4,328,414	4,328,414

The capital share transactions for each year are as follows:

Beginning of Year	4,328,414	4,426,906
Distributions	—	(98,492)
End of Year	4,328,414	4,328,414

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2019

December 31, 2019

Note 12: Financial Highlights

	For The Years Ended December 31,
	2019	2018	2017	2016	2015
Per Share Operating Performance:
Net asset value attributable to general partners’ controlling interest, beginning of period	$50.59	$48.69	$46.42	$44.17	$40.48
Income From Investment Operations:
Net investment income attributable to general partners’ controlling interest, before management fees	2.23	2.33	2.20	2.30	1.95
Investment management fees attributable to general partners’ controlling interest	(0.82)	(0.80)	(0.73)	(0.71)	(0.62)
Net recognized and unrealized gain (loss) on investments attributable to general partners’ controlling interest	(0.01)	0.37	0.80	0.66	2.36
Net increase (decrease) in net assets resulting from operations attributable to general partners’ controlling interest	1.40	1.90	2.27	2.25	3.69
Net asset value attributable to general partners’ controlling interest, end of period	$51.99	$50.59	$48.69	$46.42	$44.17
Total return attributable to general partners’ controlling interest, before management fees (a):	4.42%	5.57%	6.53%	6.74%	10.72%
Total return attributable to general partners’ controlling interest, after management fees (a):	2.76%	3.90%	4.91%	5.10%	9.12%
Ratios/Supplemental Data:
Net assets attributable to general partners’ controlling interest, end of period (in millions)	$225	$219	$216	$210	$200
Ratios to average net assets for the period ended:
Management fees	1.60%	1.61%	1.55%	1.57%	1.48%
Other portfolio level expenses	0.26%	0.24%	0.27%	0.33%	0.26%
Total portfolio level expenses	1.86%	1.85%	1.82%	1.90%	1.74%
Net investment income, before management fees	4.34%	4.68%	4.66%	5.10%	4.68%
Net investment income, after management fees	2.74%	3.07%	3.11%	3.54%	3.19%

(a)	Total return, before/after management fees, is calculated by geometrically linking quarterly returns which are calculated using the formula below:
Net Investment Income before/after Management Fees + Net Recognized and Unrealized Gains/(Losses)
Beg. Net Asset Value + Time Weighted Contributions - Time Weighted Distributions

Note 13: Subsequent Events

On March 11, 2020, the World Health Organization  (“WHO”) declared COVID-19 a pandemic, and national governments have implemented a range of policies and actions to combat it. The extent of the impact of COVID-19 on world economies and the Partnership are highly uncertain and cannot be predicted at this time. Management will continue to monitor developments, and their impact on the Partnership including its operations, lending arrangements, debt covenants, the fair value of investments and estimates reported in the consolidated financial statements and accompanying notes.  If the financial markets and/or the overall economy are impacted for an extended period, the Partnership's investment results may be materially adversely affected.

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

SCHEDULE III - REAL ESTATE OWNED: PROPERTIES
DECEMBER 31, 2019

		Initial Costs to the Partnership		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2019
Description	Encumbrances at 12/31/2019	Land	Building & Improvements		Land	Building & Improvements	2019 Sales	Total	Year of Construction	Date Acquired
Properties:
Storage Miami, FL	$—	$—	$18,795,683	$149,342	$—	$18,945,025	$—	$18,945,025	1985	Apr., 2017
Retail Shopping Center Hampton, VA	—	2,339,100	12,767,956	5,463,329	4,839,418	15,730,967	—	20,570,385	1998	May, 2001
Retail Shopping Center Westminster, MD	—	3,031,735	9,326,605	5,171,486	3,031,735	14,498,091	—	17,529,826	2005	Jun., 2006
Retail Shopping Center Ocean City, MD	16,456,876	1,517,099	8,495,039	21,619,617	1,524,555	30,107,200	—	31,631,755	1986	Nov., 2002
Garden Apartments Austin, TX	16,350,000	2,577,097	20,125,169	2,693,529	2,708,346	22,687,449	—	25,395,795	2007	May, 2007
Garden Apartments Charlotte, NC	10,465,000	1,350,000	12,184,750	3,312,355	1,389,263	15,457,842	—	16,847,105	1998	Sep., 2007
Garden Apartments Seattle, WA	12,930,362	4,252,500	18,071,707	1,397,895	4,713,716	19,008,386	—	23,722,102	2004	Jun., 2012
Retail Shopping Center Roswell, GA	—	2,062,908	18,566,167	664,227	3,200,000	18,093,302	—	21,293,302	2005	Sep., 2012
Apartment Seattle, WA	12,001,371	5,005,000	15,863,465	3,638,069	5,477,010	19,029,524	—	24,506,534	2000	Mar., 2013
Retail Shopping Center N. Fort Myers, FL	—	824,400	7,471,224	353,809	875,154	7,774,279	—	8,649,433	2014	Mar., 2014
Retail Shopping Center Norcross, GA	10,000,000	3,000,000	16,282,716	43,779	3,000,000	16,326,495	—	19,326,495	2014	Dec., 2014
Garden Apartments Maplewood, NJ	10,175,000	3,000,000	17,474,822	290,676	3,000,000	17,765,498	—	20,765,498	2014	Apr., 2015
Apartment Chicago, IL	7,664,042	4,905,280	4,366,396	13,439,645	4,905,280	17,806,041	—	22,711,321	2015	Nov., 2015
	$96,042,651	$33,865,119	$179,791,699	$58,237,758	$38,664,477	$233,230,099	$—	$271,894,576

	2019	2018	2017
Balance at beginning of year	$264,563,021	$252,500,936	$234,186,993
Additions:
Acquisitions and Improvements	7,331,555	12,062,085	28,420,110
Deletions:
Sales	—	—	(10,106,167)
Balance at end of year	$271,894,576	$264,563,021	$252,500,936

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Item of Expense	Estimated Expense
Registration fees	$0.00
Federal taxes	$12,500 per $1 million of premium payments
State taxes	$25,000 per $1 million of premium payments
Printing Costs	$40,000*
Legal Costs	N/A
Accounting Costs	$10,000*
* Estimated Expense
ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS
The Registrant, in connection with certain affiliates, maintains various insurance coverages under which the underwriter and certain affiliated persons may be insured against liability, which may be incurred in such capacity, subject to the terms, conditions, and exclusions of the insurance policies.
New Jersey, being the state of organization of The Prudential Insurance Company of America ("Prudential"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of Prudential's By-law Article VII, Section 1, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit Item 16.(a)(3B) on Form S-1, Registration No. 333-158228, filed March 27, 2009 on behalf of The Prudential Variable Contract Real Property Account.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES
Not Applicable.
ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(a) Exhibits

(1A) Distribution Agreement between Pruco Securities, LLC and The Prudential Insurance Company of America with respect to The Prudential Individual Variable Contract Account.	Filed herewith.
(1B) Distribution Agreement between Pruco Securities LLC and The Prudential Insurance Company of America with respect to The Prudential Variable Appreciable Account.	Incorporated by reference to Post‑Effective Amendment No. 19 to Form S‑6, Registration No. 33‑20000, filed April 19, 1997, on behalf of The Prudential Variable Appreciable Account.
(3A) Charter of The Prudential Insurance Company of America, as amended July 19, 2004.	Incorporated by reference to Registration Statement Form S-1, Registration Number 333-158228 filed March 27, 2009 on behalf of The Prudential Variable Contract Real Property Account.

(3B) By‑Laws of The Prudential Insurance Company of America, as amended December 9, 2008.	Incorporated by reference to Registration Statement Form S-1, Registration Number 333-158228 filed March 27, 2009 on behalf of The Prudential Variable Contract Real Property Account.
(3C) Resolution of the Board of Directors establishing The Prudential Variable Contract Real Property Account.	Filed herewith.
(4A)(i) Revised Individual Variable Annuity Contract.	Filed herewith.
(4A)(ii) Discovery Plus Contract.	Filed herewith.
(4B) Variable Appreciable Life Insurance Contracts with Fixed and Variable Death Benefits.	Incorporated by reference to Post‑Effective Amendment No. 33 to Form N‑6, Registration No. 33‑20000, filed April 13, 2010, on behalf of The Prudential Variable Appreciable Account.
(4C) Custom VAL Life Insurance Contracts with fixed and variable death benefits.	Incorporated by reference to Post‑Effective Amendment No. 33 to Form N‑6, Registration No. 33‑20000, filed April 13, 2010, on behalf of The Prudential Variable Appreciable Account.
(5) Opinion and Consent of Jordan K. Thomsen, Esq., as to the legality of the securities being registered.	Filed herewith.
(10A) Investment Management Agreement between Prudential Investment Management, Inc. and The Prudential Variable Contract Real Property Partnership.	Incorporated by reference to Post-Effective Amendment No. 16 to Form S-1, Registration No. 33-20083-01, filed April 10, 2003.
(10B) Administrative Service Agreement among PIM, Prudential Insurance Company of America, Pruco Life Insurance Company, and Pruco Life Insurance Company of New Jersey.	Incorporated by reference to Post-Effective Amendment No. 17 to Form S-1, Registration No. 33-20083-01, filed April 14, 2004.
(10C) Partnership Agreement of The Prudential Variable Contract Real Property Partnership.	Filed herewith.
(23A) Written consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.	Filed herewith.
(23B) Written consent of Jordan K. Thomsen, Esq.	Incorporated by reference to Exhibit (5) hereto.
(24) Powers of Attorneys: R. Axel, T. Baltimore, G. Casellas, R. Falzon, M. Hund-Mejean, K. Krapek, P. Lighte, C. Lowrey, G. Paz, S. Pianalto, C. Poon, D. Scovanner, K. Tanji, M. Todman.	Filed herewith.
(b) Financial Statement Schedules Schedule III‑Real Estate Owned by The Prudential Variable Contract Real Property Partnership and independent accountant's report thereon.	Filed herewith.
(c) Financial Statements

Financial Statements of The Prudential Variable Contract Real Property Account and the consolidated Financial Statements of The Prudential Variable Contract Real Property Partnership.

Filed herewith.

ITEM 17. UNDERTAKINGS
The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10 (a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, this registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of New Jersey, on the 30th day of March, 2020.

The Prudential Insurance Company of America
In Respect of

The Prudential
Variable Contract Real Property Account

By:	/s/ Jordan K. Thomsen
Jordan K. Thomsen
Vice President and Corporate Counsel
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on this 30th day of March, 2020.

Signature and Title

/s/ *
Charles F. Lowrey
Chairman, CEO and President

/s/ *	*By:	/s/ Jordan K. Thomsen
Robert M. Falzon		Jordan K. Thomsen
Vice Chairman and Director		(Attorney-in-Fact)

/s/ *
Kenneth Y. Tanji
Executive Vice President and Chief Financial Officer

/s/ *
Robert D. Axel
Senior Vice President, Principal Accounting Officer and Controller

/s/ *
Thomas J. Baltimore
Director

/s/ *
Gilbert F. Casellas
Director

/s/ *
Martina Hund-Mejean
Director

/s/ *
Karl J. Krapek
Director

/s/ *
Peter R. Lighte
Director

/s/ *
George Paz	*By:	/s/ Jordan K. Thomsen
Director		Jordan K. Thomsen
(Attorney-in-Fact)
/s/ *
Sandra Pianalto
Director

/s/ *
Christine A. Poon
Director

/s/ *
Douglas A. Scovanner
Director

/s/ *
Michael A. Todman
Director

EXHIBIT INDEX
Item 16.

(a)	(1A)	Distribution Agreement between Pruco Securities, LLC and The Prudential Insurance Company of America with respect to The Prudential Individual Variable Contract Account.
(a)	(3C)	Resolution of the Board of Directors establishing The Prudential Variable Contract Real Property Account.
(a)	(4A)(i)	Revised Individual Variable Annuity Contract.
(a)	(4A)(ii)	Discovery Plus Contract.
(a)	(10C)	Partnership Agreement of The Prudential Variable Contract Real Property Partnership.
(a)	(5)	Opinion and Consent of Jordan K. Thomsen, Esq., as to the legality of the securities being registered.
(a)	(23A)	Written consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
(a)	(24)	Powers of Attorneys